Table of Contents

Filed pursuant to Rule 253(g)(2)

File No. 024-11753

OFFERING CIRCULAR

SFLMaven Corp.

2,000,000,000 Shares of Common Stock

By this Offering Circular, SFLMaven Corp., a Wyoming corporation, is offering for sale a maximum of 2,000,000,000 shares of its common stock (the “Offered Shares”), at a fixed price of $0.0008 per share, pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $50,000 of the Offered Shares is required in this offering; any additional purchase must be in an amount of at least $10,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments. Please see the “Risk Factors” section, beginning on page 4, for a discussion of the risks associated with a purchase of the Offered Shares.

This offering commenced on January 26, 2022; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Securities Offered	Number of Shares	Price to Public	Commissions (1)	Proceeds to Company (2)
Common Stock	2,000,000,000	$0.0008	$-0-	$1,600,000

(1)	We may offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.
(2)	Does not account for the payment of expenses of this offering estimated at $25,000. See “Plan of Distribution.”

Our common stock is quoted in the over-the-counter under the symbol “SFLM” in the OTC Pink marketplace of OTC Link. On January 26, 2022, the closing price of our common stock was $0.0018 per share.

Investing in the Offered Shares is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Series A Preferred Stock, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has the following voting rights: each share of Series A Preferred Stock shall have voting rights equal to four times the sum of (a) all shares of our common stock issued and outstanding at the time of voting plus (b) the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting, divided by the number of shares of Series A Preferred Stock issued and outstanding at the time of voting. Our sole officer and director, as the owner of all outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares”).

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution-State Law Exemption” and “Offerings to Qualified Purchasers-Investor Suitability Standards” (page 4). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is January 26, 2022.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms we, us and our refer and relate to SFLMaven Corp., a Wyoming corporation, including its wholly-owned subsidiary, SFL Maven of Florida, LLC, a Florida limited liability company.

Our Company

Our company was incorporated on July 1, 1981, under the laws of the State of Delaware as Multi-Tech Corporation. In May 2006, our corporate name changed to DNA Dynamics, Inc. In April 2018, our company changed its domicile from Delaware to Wyoming. In April 2019, our corporate name changed to Sun Kissed Industries, Inc. In March 2021, our corporate name changed to SFLMaven Corp.

We are a company that aggregates and curates unique, pre-owned luxury supply across multiple categories, including women’s, men’s and children’s jewelry and watches. We have built a vibrant online marketplace that is hosted on eBay. We believe our platform expands the overall luxury market, promotes the re-circulation of luxury goods and contributes to a more sustainable world. During 2022, we intend to expand our business into the creation and marketing of digital assets, as well as the purchasing of cryptocurrencies. (See “Business”).

Offering Summary

Securities Offered	2,000,000,000 shares of common stock, par value $0.0001 (the Offered Shares).
Offering Price	$0.0008 per Offered Share.
Shares Outstanding Before This Offering	1,453,025,173 shares issued and outstanding as of the date hereof.
Shares Outstanding After This Offering	3,453,025,173 shares issued and outstanding, assuming the sale of all of the Offered Shares hereunder.
Minimum Number of Shares to Be Sold in This Offering	None
Disparate Voting Rights	Our outstanding shares of Series A Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has the following voting rights: each share of Series A Preferred Stock shall have voting rights equal to four times the sum of (a) all shares of our common stock issued and outstanding at the time of voting plus (b) the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting, divided by the number of shares of Series A Preferred Stock issued and outstanding at the time of voting. Our sole officer and director, Joseph Ladin, as the owner of all outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Security Ownership of Certain Beneficial Owners and Management”).
Investor Suitability Standards	The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.
Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “SFLM” in the OTC Pink marketplace of OTC Link.

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Termination of this Offering	This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering circular being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion.
Use of Proceeds	We will apply the proceeds of this offering for marketing and advertising expenses, luxury goods inventory, payroll expenses, general and administrative expenses and working capital. (See “Use of Proceeds”).
Risk Factors	An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.
Corporate Information	Our principal executive offices are located at 2485 East Sunrise Boulevard, 201A, Fort Lauderdale, Florida 33304; our telephone number is 954-951-0626; our corporate website is located at www.sflmavencorp.com. No information found on our company’s website is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. We will not be required to file any other reports with the SEC following this offering.

However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

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RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Associated with the COVID-19 Pandemic

It is possible that the Coronavirus (“COVID-19”) pandemic could cause long-lasting stock market volatility and weakness, as well as long-lasting recessionary effects on the United States and/or global economies. Should the negative economic impact caused by the COVID-19 pandemic result in continuing long-term economic weakness in the United States and/or globally, our ability to expand our business would be severely negatively impacted. It is possible that our company would not be able to sustain during any such long-term economic weakness.

Risks Related to Our Company

We have incurred losses in prior periods, and losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows. We have incurred losses in prior periods. For the nine months ended September 30, 2021, we incurred a net loss of $488,502 (unaudited) and, as of that date, we had an accumulated deficit of $6,631,710 (unaudited). For the year ended December 31, 2020, we incurred a net loss of $4,450,475 (unaudited) and, as of that date, we had an accumulated deficit of $6,158,802 (unaudited). Any losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

There is doubt about our ability to continue as a viable business. We have not earned a profit from our operations during recent financial periods. There is no assurance that we will ever earn a profit from our operations in future financial periods.

We may be unable to obtain sufficient capital to implement our full plan of business. Currently, we do not have sufficient financial resources with which to establish our full business plan. There is no assurance that we will be able to obtain sources of financing, including in this offering, in order to satisfy our working capital needs.

We do not have a successful operating history. For the year ended December 31, 2020, and the nine months ended September 30, 2021, we generated a net loss from operations, which makes an investment in the Offered Shares speculative in nature. Because of this lack of operating success, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the implementation of business strategies, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing greater awareness. Our performance and business prospects will suffer if we are unable to overcome the following challenges, among others:

•	our ability to attract greater numbers of consigners and customers for our pre-owned luxury goods;
•	our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a going concern;
•	our ability to execute our business strategies;
•	our ability to manage our expansion, growth and operating expenses;
•	our ability to finance our business;
•	our ability to compete and succeed in highly a competitive industry; and
•	future geopolitical events and economic crisis.

There are risks and uncertainties encountered by under-capitalized companies. As an under-capitalized company, we are unable to offer assurance that we will be able to overcome our lack of capital, among other challenges.

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We may never earn a profit in future financial periods. Because we lack a successful operating history, we are unable to offer assurance that we will ever earn a profit in future financial periods.

If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our operations, which could place a significant strain on our company’s infrastructure, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of our sole executive officer; the loss of this executive could disrupt our operations and adversely affect the further development of our business. Our business will depend, primarily, on the continued service of our sole executive officer, Joseph Ladin. The loss of service of Mr. Ladin, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have entered into employment agreement with Mr. Ladin. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our business strategies are not based on independent market studies. We have not commissioned any independent market studies with respect to pre-owned luxury retail goods industry. Rather, our plans for implementing our ongoing business strategies and achieving profitability are based on the experience, judgment and assumptions of our management. If these assumptions prove to be incorrect, we may not be successful in expanding our sales.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

Our financials are not independently audited, which could result in errors and/or omissions in our financial statements if proper standards are not applied. Although we are confident with our accountant, Whitley Penn, LP, we are not required to have our financials audited by a certified Public Company Accounting Oversight Board (“PCAOB”). As such, our accountant does not have a third party reviewing the accounting. Our accountant may also not be up to date with all publications and releases put out by the PCAOB regarding accounting standards and treatments. This could mean that our unaudited financials may not properly reflect up to date standards and treatments resulting misstated financials statements.

Changes in the overall economy could have a detrimental impact on our company’s operating results. Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on our company’s revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers’ confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on our company’s consolidated financial results and on your investment.

We possess inadequate documentation for its financial statements from prior years and may have undiscovered liabilities and other items. Financial statements from prior years are not supported by adequate documentation. For example, with regard to our liabilities from earlier years, we are unable to document the amount of these liabilities, to whom they are owed, and the terms of these liabilities. As a result of such deficiencies, we may be faced with as yet undiscovered liabilities and other items that might impact our financial statements. Additionally, we may be unable to produce audited financial statements.

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Our management has a limited experience operating a company and is subject to the risks commonly encountered by early-stage companies. Although our management has experience in operating small companies, it has not had to manage expansion of a company. Many investors may treat us as an early-stage company. In addition, management has not overseen a company with large growth. Because we have a limited operating history, our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include:

•	risks that we may not have sufficient capital to achieve our growth strategy;
•	risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers’ requirements;
•	risks that our growth strategy may not be successful; and
•	risks that fluctuations in our operating results will be significant relative to our revenues.

Risks Related to Our Luxury Goods Business

We may suffer sluggish or negative sales growth as a result of the COVID-19 pandemic. Inasmuch as a majority of the global demand for luxury retail goods is from China, it is possible that our company’s business will encounter difficulty in attracting buyers for its luxury retail goods. Should such be the case, our operating results would be negatively affected.

If we fail to generate a sufficient amount of new and recurring supply of pre-owned luxury goods by attracting and retaining sellers and consignors, our business would be harmed. Our success depends on our ability, on a cost-effective basis, to attract, retain and grow relationships with sellers and consignors of luxury goods (“Sale Sources”) and, in turn, our supply of luxury goods sold through our online marketplace. To expand our Sale Sources base, we must appeal to and engage individuals new to sales of luxury goods and consignment, or who have sold or consigned goods through traditional brick-and-mortar shops but are unfamiliar with our business. We find new Sale Sources by converting buyers utilizing our online marketplace, referral programs, organic word-of-mouth and other methods of discovery, such as mentions in the press and internet search engine results.

Our ability to achieve growth in our business also depends on our success in continuing to generate a high volume of items from new and existing sellers and consignors. To accomplish this, we rely on our sales professionals to drive our supply of luxury goods by identifying, developing and maintaining relationships with our Sale Sources. Our sales professionals source high-quality, coveted luxury goods from Sale Sources through a variety of methods. The process of identifying and hiring sales professionals with the combination of skills and attributes required in these roles can be difficult and can require significant time. In addition, competition for qualified employees and personnel in the retail industry is intense and turnover among our sales professionals within a few years is not uncommon. Any shortage in sales professionals or delay in identifying and hiring quality sales professionals could have a negative impact on the business. If we are not successful in attracting and retaining effective sales professionals, the quantity and quality of the luxury goods sold through our online marketplace may be negatively impacted, which would have a material adverse effect on our business and operating results.

We may not be able to attract, train and retain specialized personnel and skilled employees to effectively manage the merchandising operations required to authenticate, process and sell luxury goods that enable us to effectively scale our operations. We lease facilities to store and accommodate the logistics infrastructure required to merchandise and ship the pre-owned luxury goods we sell through our online marketplace. To expand our business, we must continue to improve and expand our merchandising and fulfillment operations, information systems and skilled personnel in the jurisdictions in which we operate, so that we have the skilled talent necessary to operate effectively our business. The operation of our business is complex and requires the coordination of multiple functions that are highly dependent on numerous employees and personnel. Each luxury item that we offer through our online marketplace is unique and requires multiple touch points, including inspection, evaluation, authentication, photography, pricing, copywriting, application of a unique single-SKU and fulfillment. We have rapidly increased our operations employee headcount to support the growth of our business. The market for these employees is increasingly competitive and is highly dependent on geographic location. Some of our employees have specific knowledge and skills that would make it more difficult to hire replacement personnel capable of effectively performing the same tasks without substantial training. We also provide specific training to our employees in each of our business functions in order to provide our sellers and buyers with a consistent luxury experience. If we fail effectively to locate, hire, train and retain such personnel, our operations would be negatively impacted, which would have an adverse effect on our business, financial condition and operating results.

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We may not be able to sustain our revenue growth rate or effectively manage growth. Our recent revenue growth should not be considered indicative of our future performance. It is possible that our future revenue rates may slow, due to a number of factors, including, without limitation, the maturation of our business, increased market adoption against which future growth will be measured, increasing competition or our failure to capitalize on growth opportunities. Additionally, consignors may opt to consign less with us, to the extent we take such steps, such as increasing our commission rates, as may make our online marketplace appear less attractive to them. Alternatively, the emergence of direct competitors may force us to decrease our take rates to remain appealing to potential consignors, which will have a negative impact on our financial performance.

We have experienced, and expect to continue to experience, rapid growth, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. Continued growth could also strain our ability to maintain reliable service levels for our consignors and buyers, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. To support anticipated growth, we are committing substantial financial, operational and technical resources. Failure to effectively manage the growth of our business and operations would negatively affect our reputation and brand, business, financial condition and operating results.

National retailers and brands set their own retail prices and promotional discounts on new luxury goods, which could adversely affect our value proposition to consumers. National retailers and brands set pricing for new luxury goods. Promotional pricing by these parties may adversely affect the value of products sold by us and our inventory and operating results. In order to attract buyers to our online marketplace, the prices for the pre-owned luxury goods sold through our online marketplace may need to be lowered in order to compete with these pricing strategies, which could negatively affect gross merchandise value (“GMV”) and, in turn, our revenue. We have experienced a reduction in our GMV in the past, due to fluctuations in the price of new luxury goods sold by retailers and brands, and we anticipate similar reductions and fluctuations in the future. However, the timing and magnitude of such discounting is difficult to predict. Any of the foregoing risks could adversely affect our business, financial condition and operating results.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends. Our business and operating results are subject to global economic conditions and their impact on consumer discretionary spending, particularly in the luxury goods market. Some of the factors that may negatively influence consumer spending on luxury goods include high levels of unemployment, higher consumer debt levels, reductions in net worth, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates, inflation and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, wildfires and threats to public health, such as COVID-19. Consumer purchases of new luxury goods have declined during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Such economic uncertainty and decrease in the rate of luxury purchases in the primary market may slow the rate at which individuals choose to offer their goods for sale through us, which could result in a decrease of items available in our online marketplace.

As an online marketplace for pre-owned luxury goods, our success depends on the accuracy of our authentication process. Failure by us to identify counterfeit goods could adversely affect our reputation, subject us to adverse publicity and expose us to liability for the sale of counterfeit goods. Our success depends on our ability to accurately and cost-effectively determine whether an item offered for sale is an authentic product, a genuine gemstone or piece of jewelry or work of art. From time to time, we receive counterfeit goods for sale or consignment. While we continue to invest and innovate in our authentication processes, and we reject any goods we believe to be counterfeit, we cannot be certain that we will identify every counterfeit item that is presented to us. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit products. We refund the cost of a product to a buyer if the buyer questions its authenticity and returns the item. The sale of any counterfeit goods may damage our reputation as a trusted online marketplace for authenticated, pre-owned luxury goods which may impact our ability to attract and maintain Sale Sources and buyers. Additionally, we have been and may in the future be subject to public allegations that our authentication processes are inadequate. Such controversy could negatively impact our reputation and brand and harm our business and operating results. Any material failure or perceived failure in our authentication operations could cause buyers and Sale sources to lose confidence in our platform and adversely affect our revenue.

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We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our business and future growth. We believe that maintaining the SFL Maven brand is critical to increasing Sale Sources and buyer engagement. An important goal of our brand promotion strategy is establishing trust with our Sale Sources and buyers. Maintaining our brand will depend largely on our ability to continue providing our Sale Sources with service that is consistent with the level of luxury associated with the goods they are selling and delivering value for the goods they provide, all in a timely and consistent manner. Our success depends in part on the quality of our sales professionals who represent our brand to new and existing Sale Sources. Sales professionals cultivate relationships with our Sale Sources base. While we require that all sales professionals undergo a background check, this may not prevent illegal, improper or otherwise inappropriate actions by such employees, such as theft or physical assault, from occurring in connection with our services. Any negative publicity related to the foregoing could adversely affect our reputation and brand or public perception of our model of luxury consignment, which could negatively affect demand for our services and harm our business, financial condition and operating results.

Our continued growth depends on attracting new and retaining repeat buyers. To expand our buyer base, we must appeal to and attract buyers who do not typically purchase luxury goods, who have historically purchased only new luxury goods or who used other means to purchase pre-owned luxury goods, such as traditional brick-and-mortar consignment shops, auction houses and the websites of other secondary marketplaces. We reach new buyers through our online marketplace at eBay Auctions, referral programs, organic word of mouth and other methods of discovery, such as converting Sale Sources to buyers. We expect to continue investing heavily in these and other marketing channels in the future and cannot be certain that these efforts will yield more buyers or be cost-effective. Moreover, new buyers may not purchase through our online marketplace as frequently or spend as much with us as historically has been the case with existing buyers. As a result, the revenue generated from new buyer transactions may not be as high as the revenue generated from transactions with our existing buyers. Failure to attract new buyers and to maintain relationships with existing buyers would adversely affect our operating results and our ability to attract and retain consignors.

In the future, we may be party to lawsuits and other claims that are expensive and time consuming, could lead to adverse publicity, and, if resolved adversely, could have a significant impact on our business, financial condition or operating results. We rely on the fair use doctrine when we routinely refer to third-party intellectual property, such as trademarks, on our platform. Third parties may dispute the scope of that doctrine and challenge our ability to reference their intellectual property in the course of our business. For instance, from time to time, we are contacted by companies controlling brands of goods Sale Sources sell, demanding that we cease referencing those brands in connection with such sales, whether in advertising or on our website. We have consistently responded by reference to the holding in Tiffany (NY), Inc. v. eBay that factual use of a brand to describe and sell a used good is not false advertising. These matters have generally been resolved with no further communications. An unfavorable outcome in this type or similar litigation could adversely affect our business and could lead to other similar lawsuits.

We are also at risk of claims by others that we have infringed their copyrights, trademarks or patents or improperly used or disclosed their trade secrets. In particular, third parties may allege that goods sold by us are counterfeit or that by offering goods of a particular brand we are suggesting that we are sponsored by or affiliated with that brand. The costs of resolving any litigation or disputes related to these claims can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim. In addition, we have, in the past and could face in the future, a variety of employee claims against us, including general discrimination, privacy, wage and hour, labor and employment, ERISA and disability claims. Any claims could also result in litigation against us or regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues and create risks and uncertainties.

Defending litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained. The results of any such litigation, investigations and other legal proceedings are inherently unpredictable and expensive. Although we have insurance, it provides for a substantial retention of liability and is subject to limitations. As a result, it may not cover a significant portion, or any, of the expenses we may incur or be subject to in connection with shareholder class action or other litigation to which we are party. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third-party’s rights, which may not be available on reasonable terms or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative practices or discontinue the practices. The development of alternative practices could require significant effort and expense or may not be feasible. Our business, financial condition or operating results could be adversely affected as a result of an unfavorable resolution of the disputes and litigation referred to above.

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If we are unable to successfully leverage technology to automate and drive efficiencies in our operations, our business could be adversely affected. We are building automation, machine learning and other capabilities to drive efficiencies in our merchandising and fulfillment operations. As we continue to add capacity, capabilities and automation, our operations will become increasingly complex and challenging. While we expect these technologies to improve productivity in many of our merchandising operations, including pricing, copywriting, authentication, photography and photo retouching, any flaws or failures of such technologies could cause interruptions in and delays to our operations which may harm our business. We are increasing our investment in technology to support these efforts but they may not be effective in driving productivity, maintaining or improving the experience for buyers and consignors or providing a positive return on investment. We have created our own purpose-built technology to operate our business, but we also rely on technology from third parties. If these technologies do not perform in accordance with our expectations, third parties change the terms and conditions that govern their relationships with us, or if competition increases for the technology and services provided by third parties, our business may be harmed. In addition, if we are unable to add automation to our operations, we may be unable to reduce the costs of processing consignments and fulfilling orders, which could cause delays in buyers receiving their purchases. Any of these outcomes could harm our reputation and our relationships with our consignors and buyers.

Our advertising activity may fail to drive growth in consignors and buyers. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations and marketing programs and we are investing heavily in these activities. These brand promotion activities may not yield increased revenue and the efficacy of these activities will depend on a number of factors, including our ability to do the following:

•	determine the effective creative message and media mix for advertising, marketing and promotional expenditures;
•	select the right markets, media and specific media vehicles in which to advertise;
•	identify the most effective and efficient level of spending in each market, media and specific media vehicle; and
•	efficiently manage marketing costs, to maintain acceptable consignor and buyer acquisition costs.

We closely monitor the effectiveness of our advertising campaigns and changes in the advertising market, and adjust or re-allocate our advertising spend across channels, customer segments and geographic markets in real-time to optimize the effectiveness of these activities. We expect to increase advertising spend in future periods to continue driving our growth. Increases in the pricing of one or more of our marketing and advertising channels could increase our marketing and advertising expenses or cause us to choose less expensive but possibly less effective marketing and advertising channels. If we implement new marketing and advertising strategies, we may incur significantly higher costs than our current channels, which, in turn, could adversely affect our operating results.

Implementing new marketing and advertising strategies also could increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective. We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased sales, the increase might not offset our related expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similarly or more effective channels, our marketing and advertising expenses could increase substantially, our consignor and buyer base could be adversely affected, and our business, operating results, financial condition and brand could suffer.

We have experienced seasonal and quarterly variations in our revenue and operating results and, as a result, our quarterly results may fluctuate and could be below expectations. Our business is seasonal and historically we have realized a disproportionate amount of our revenue and earnings for the year in the fourth quarter as a result of the holiday season and seasonal promotions. We expect this to continue in the future. In anticipation of increased ctivity during the fourth quarter, we incur significant additional expenses, including additional marketing and staffing in our sales and customer support operations. In addition, we may experience an increase in our shipping costs due to complimentary upgrades, split-shipments and additional long-zone shipments necessary to ensure timely delivery for the holiday season. At peak periods, there could also be further delays in processing consigned goods or fulfilling buyer orders, which could lead to lower Sale Source and/or buyer satisfaction. As a result of increased expenses or delays in shipping, if we experience lower than expected revenue during any fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Any factors that harm our fourth quarter operating results, including disruptions in our Sale Sources’ willingness to sell or unfavorable economic conditions, or adverse weather could have a disproportionate effect on our operating results for our entire fiscal year. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and may cause a shortfall in revenue related to expenses in a given period, which could substantially harm our business, operating results and financial condition.

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Failure to comply with applicable laws or regulations, including those relating to the sale of secondhand goods, may subject us to fines, penalties, loss of licensure, registration, facility closures and approval or other governmental enforcement action. The sale of luxury goods through eBay’s online marketplace is subject to regulation, including by regulatory bodies such as the U.S. Consumer Product Safety Commission, the Federal Trade Commission, the U.S. Fish and Wildlife Service and other international, federal, state and local governments and regulatory authorities. These laws and regulations are complex, vary from state to state and change often. We monitor these laws and regulations and adjust our business practices as warranted to comply. We receive luxury goods from numerous Sale Sources located in all 50 U.S. states and Puerto Rico, and the goods we receive from our Sale Sources may be subject to regulation. Our standard terms and conditions require Sale Sources to comply with applicable laws when transferring their goods. Failure of our Sale Sources to comply with applicable laws, regulations and contractual requirements could lead to litigation or other claims against us, resulting in increased legal expenses and costs. Moreover, failure by us to effectively monitor the application of these laws and regulations to our business, and to comply with such laws and regulations, may negatively affect our brand and subject us to penalties and fines.

Numerous U.S. states and municipalities, including the States of California, New York and Florida, have regulations regarding the handling and sale of secondhand goods, and licensing requirements for secondhand dealers. Such government regulations could require us to change the way we conduct business, or our buyers to conduct their purchases in ways that increase costs or reduce revenues, such as prohibiting or otherwise restricting the sale or shipment of certain items in some locations. We could also be subject to business interruption, fines or other penalties which in the aggregate could harm our business. To the extent we fail to comply with requirements for secondhand dealers, we may experience unanticipated permanent or temporary shutdowns of our facilities which may negatively affect our ability to increase the supply of our goods, result in negative publicity and subject us to penalties and fines.

Additionally, the luxury goods our Sale Sources sell could be subject to recalls and other remedial actions and product safety, labeling and licensing concerns may require us to voluntarily remove selected goods from our online marketplace. Such recalls or voluntary removal of goods can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have a material adverse effect on our operating results.

Some of the luxury goods sold through our online marketplace on behalf of our consignors may expose us to product liability claims and litigation or regulatory action relating to personal injury, environmental or property damage. We cannot be certain that our insurance coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, while all of our vendor agreements contain a standard indemnification provision, certain vendors may not have sufficient resources or insurance to satisfy their indemnity and defense obligations which may harm our business.

Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results. We currently rely on major vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these vendors or they experience performance problems or other difficulties, it could negatively impact our operating results and our Sale Sources’ and buyers’ experience. In addition, our ability to receive inbound shipments efficiently and ship luxury goods to buyers may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism and similar factors. Because of the seasonality of our business, we tend to ship more goods in the fourth quarter than any other quarter. Disruption to delivery services due to winter weather in the fourth quarter could result in delays that could adversely affect our reputation or operational results. If our goods are not delivered in a timely fashion or are damaged or lost during the delivery process, our Sale Sources or buyers could become dissatisfied and cease using our services, which would adversely affect our business and operating results.

We may incur significant losses from fraud. We have in the past incurred and may in the future incur losses from various types of fraudulent transactions, including the use of stolen credit card numbers, claims that a sale of a good was not authorized and that a buyer did not authorize a purchase. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could result in us paying higher fees or losing the right to accept credit cards for payment. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action or lead to expenses that could substantially impact our operating results.

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We could be required to pay or collect sales taxes in jurisdictions in which we do not currently do so, with respect to past or future sales, to the detriment of our business and operating results. An increasing number of states have considered or adopted laws that impose tax collection obligations on out-of-state sellers of goods. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al (“Wayfair”), that online sellers can be required to collect sales tax despite not having a physical presence in the state of the customer. In response to Wayfair, or otherwise, states or local governments and taxing authorities may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. While we collect and remit sales taxes in every state that requires sales taxes to be collected, including states where we do not have a physical presence, the adoption of new laws by, or a successful assertion by the taxing authorities of, one or more state or local governments requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments and taxing authorities of sales tax collection obligations on out-of-state ecommerce businesses could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a materially adverse impact on our business and operating results.

Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities. The application of the income and tax laws is subject to interpretation. Although we believe our tax methodologies are compliant, a taxing authority’s final determination in the event of a tax audit could materially differ from our past or current methods for determining and complying with our tax obligations, including the calculation of our tax provisions and accruals, in which case we may be subject to additional tax liabilities, possibly including interest and penalties. Furthermore, taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and stricter enforcement by taxing authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and operating results. Many of the underlying laws, rules and regulations imposing taxes and other obligations were established before the growth of the internet and e-commerce. U.S. federal, state and local taxing authorities are currently reviewing the appropriate treatment of companies engaged in internet commerce and considering changes to existing tax or other laws that could levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. If such tax or other laws, rules or regulations are amended or if new unfavorable laws, rules or regulations are enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to our buyers or consignors, result in increased costs to update or expand our technical or administrative infrastructure or limit the scope of our business activities, if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

Recently enacted legislation commonly referred to as the Tax Cuts and Jobs Act of 2017 made a number of significant changes to the current U.S. federal income tax rules, including reducing the generally applicable corporate tax rate from 35% to 21%, imposing additional limitations on the deductibility of interest, placing limits on the utilization of net operating losses and making substantial changes to the international tax rules. Many of the provisions of the Tax Cuts and Jobs Act still require guidance through the issuance and/or finalization of regulations by the U.S. Department of the Treasury in order to fully assess their effect, and there may be substantial delays before such regulations are promulgated and/or finalized, increasing the uncertainty as to the ultimate effect of the Tax Cuts and Jobs Act on us and our stockholders. There also may be technical corrections legislation or other legislative changes proposed with respect to the Tax Cuts and Jobs Act, the effect of which cannot be predicted and may be adverse to us or our stockholders.

We do not have a successful operating history; we do not have any operating history with respect to our luxury retail business. While we have generated increasing sales period to period since our October 2020 acquisition of privately-held SFL Maven Inc., we are without a profitable history of operations in the luxury retail business, which makes an investment in our common stock speculative in nature. Because of this lack of a profitable operating history, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the establishment of a new business, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our business. Our performance and business prospects will suffer, in particular, if we are unable to:

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•	obtain access to inventory on acceptable terms;
•	achieve market acceptance of the our business;
•	establish long-term customer relationships.

Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In the spring of 2020, large segments of the U.S. and global economies were impacted by COVID-19, a significant portion of the U.S. population are subject to “stay at home” or similar requirements. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. To date, the COVID-19 outbreak, has significantly impacted global markets, U.S. employment numbers, as well as the business prospects of many small businesses (our potential clients). To the extent COVID-19 continues to wreak havoc on the markets and limits investment capital or personally impacts any of our key employees, it may have significant impact on our results and operations.

We may not be able to compete successfully against companies with substantially greater resources. The luxury retail industry in which we operate in general is subject to intense and increasing competition. Some of our competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines. Due to this competition, there is no assurance that we will not encounter difficulties in obtaining revenues and market share or in the positioning of our products. There are no assurances that competition in our respective industries will not lead to reduced prices for our products. If we are unable to successfully compete with existing companies and new entrants to the market this will have a negative impact on our business and financial condition.

Our business may not achieve wide market acceptance. Without significant funds with which to market our luxury retail goods, our business may not succeed in attracting sufficient customer interest and follow-on sales to generate a profit. There is no assurance that, even with adequate funds with which to market our luxury retail goods, our business will ever earn a profit from its operations.

We will remain in an illiquid financial position and face a cash shortage, unless and until we obtain needed capital. Currently, we are in an illiquid financial position and will remain in such a position, unless our business generates significant operating revenues, and/or we obtain needed capital through this offering, of which there is no assurance. There is no assurance that we will ever achieve adequate liquidity.

We may not compete successfully with other businesses in the luxury retail goods industry. Our business competes, directly or indirectly, with local, national and international purveyors of luxury retail goods. Our business may not be successful in competing against its competitors, many of whom have longer operating histories, significantly greater financial stability and better access to capital markets and credit than we do. We also expect to face numerous new competitors offering goods and related services comparable to those offered by our business. There is no assurance that we will be able to compete successfully against our competition.

The purchase of our products is discretionary, and may be negatively impacted by adverse trends in the general economy which would make it more difficult for us to sell our products. Our business is affected by general economic conditions since our products are discretionary and we depend, to a significant extent, upon a number of factors relating to discretionary consumer spending. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, level of consumers’ disposable income, business conditions, interest rates, consumer debt levels and availability of credit. Consumer spending on our products may be adversely affected by changes in general economic conditions.

The success of our business depends on our ability to market and advertise our products effectively. Our ability to establish effective marketing and advertising campaigns is the key to our success. Our advertisements promote our corporate image, our dietary and nutritional products and the pricing of such products. If we are unable to increase awareness of our brands and our products, we may not be able to attract new distributors for our products. Our marketing activities may not be successful in promoting the products we sell or pricing strategies or in retaining and increasing our distributor base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may result in a material adverse effect on our results of operations.

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Risks Related to Compliance and Regulation

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D. So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers and beneficial holders will only be available through periodic reports we file with OTC Markets.

Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future; provided, however, that we will register our common stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (1) 2,000 persons; or (2) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

There may be deficiencies with our internal controls that require improvements. Our company is not required to provide a report on the effectiveness of our internal controls over financial reporting. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange’s requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

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Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

The outstanding shares of our Series A Preferred Stock preclude current and future owners of our common stock from influencing any corporate decision. Our sole officer and director, Joseph Ladin, owns all of the outstanding shares of our Series A Preferred Stock. The Series A Preferred Stock has the following voting rights: each share of Series A Preferred Stock shall have voting rights equal to four times the sum of (a) all shares of our common stock issued and outstanding at the time of voting plus (b) the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting, divided by the number of shares of Series A Preferred Stock issued and outstanding at the time of voting. Mr. Ladin, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management”).

There is no minimum offering and no person has committed to purchase any of the Offered Shares. We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Offered Shares or that we will sell enough of the Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Offered Shares.

Our Articles of Incorporation and Bylaws limit the liability of, and provide indemnification for, our officers and directors. Our Articles of Incorporation generally limit our officers’ and directors’ personal liability to our company and our shareholders for breach of a fiduciary duty as an officer or director except for breach of the duty of loyalty or acts or omissions not made in good faith or which involve intentional misconduct or a knowing violation of law. Our Articles of Incorporation and Bylaws, provide indemnification for our officers and directors to the fullest extent authorized by the Wyoming Statutes against all expense, liability, and loss, including attorney's fees, judgments, fines excise taxes or penalties and amounts to be paid in settlement reasonably incurred or suffered by an officer or director in connection with any action, suit or proceeding, whether civil or criminal, administrative or investigative (hereinafter a "Proceeding"), to which the officer or director is made a party or is threatened to be made a party, or in which the officer or director is involved by reason of the fact that he is or was an officer or director of our company, or is or was serving at our request whether the basis of the Proceeding is an alleged action in an official capacity as an officer or director, or in any other capacity while serving as an officer or director. Thus, we may be prevented from recovering damages for certain alleged errors or omissions by the officers and directors for liabilities incurred in connection with their good faith acts for us. Such an indemnification payment might deplete the our assets. Shareholders who have questions regarding the fiduciary obligations of our officers and directors should consult with independent legal counsel. It is the position of the SEC that exculpation from and indemnification for liabilities arising under the Securities Act and the rules and regulations thereunder is against public policy and therefore unenforceable.

Shareholders who hold unregistered “restricted securities” will be subject to resale restrictions pursuant to Rule 144, due to the fact that we are deemed to be a former “shell company.” Pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. While we do not believe that we are currently a “shell company”, we were previously a “shell company” and, as such, are deemed to be a former “shell company” under Rule 144. Accordingly, sales of our securities pursuant to Rule 144 may not be able to be made, unless and until we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144 and a period of at least twelve months shall have elapsed from the date “Form 10 information” was filed with the SEC reflecting our status as a non-“shell company.”

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This circumstance may make it more difficult for us to fund our operations and to pay our consultants with our securities in lieu of cash. Further, it may be more difficult for us to obtain funding through the sale of debt or equity securities, unless we agree to register such securities under the Securities Act and/or the Exchange Act, which could cause us to expend additional resources.

Our common stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares. The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form, sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

With respect to our common stock, brokers may be less willing to accept for deposit, and/or to execute transactions in, shares of our common stock, due to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock, including the Offered Shares, and may cause a decline in the market value of an investor’s shares.

We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Offered Shares. Because the market for our common stock is volatile, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of common stock are Penny Stock, which may impair trading liquidity. Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

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Our common stock is thinly traded and its market price may become highly volatile. There is currently only a limited market for our common stock. A limited market is characterized by a relatively limited number of shares in the public float, relatively low trading volume and a small number of brokerage firms acting as market makers. The market for low priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock will continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;
•	operating results that vary from the expectations of investors;
•	changes in expectations as to our future financial performance, including financial estimates by investors;
•	reaction to our periodic filings, or presentations by executives at investor and industry conferences;
•	changes in our capital structure;
•	announcements of innovations or new services by us or our competitors;
•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	lack of success in the expansion of our business operations;
•	announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;
•	additions or departures of key personnel;
•	asset impairment;
•	temporary or permanent inability to offer products; and
•	rumors or public speculation about any of the above factors.

The terms of this offering were determined arbitrarily. The terms of this offering were determined arbitrarily by us. The offering price for the Offered Shares does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Dilution”).

Our common stock is subject to price volatility unrelated to our operations. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our company’s competitors or our company itself. In addition, the over-the-counter stock market is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could reduce the market price of our common stock. One sole officer, Joseph Ladin, owns 300,000,000 shares of our restricted common stock. In general, our officers and directors and major shareholders, as affiliates, under Rule 144 may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of our common stock under Rule 144 or otherwise could reduce prevailing market prices for our common stock.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering. If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See “Dilution”).

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

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DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of September 30, 2021, was $(1,894,489) (unaudited), or $(0.0013) per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

The tables below illustrate the dilution to purchasers of Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered Shares are sold.

Assuming the Sale of 100% of the Offered Shares
Assumed offering price per share	$0.0008
Net tangible book value per share as of September 30, 2021 (unaudited)	$(0.0013)
Increase in net tangible book value per share after giving effect to this offering	$0.0013
Pro forma net tangible book value per share as of September 30, 2021 (unaudited)	$(0.0000)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0008

Assuming the Sale of 75% of the Offered Shares
Assumed offering price per share	$0.0008
Net tangible book value per share as of September 30, 2021 (unaudited)	$(0.0013)
Increase in net tangible book value per share after giving effect to this offering	$0.0011
Pro forma net tangible book value per share as of September 30, 2021 (unaudited)	$(0.0002)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0010

Assuming the Sale of 50% of the Offered Shares
Assumed offering price per share	$0.0008
Net tangible book value per share as of September 30, 2021 (unaudited)	$(0.0013)
Increase in net tangible book value per share after giving effect to this offering	$0.0009
Pro forma net tangible book value per share as of September 30, 2021 (unaudited)	$(0.0004)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0012

Assuming the Sale of 25% of the Offered Shares
Assumed offering price per share	$0.0008
Net tangible book value per share as of September 30, 2021 (unaudited)	$(0.0013)
Increase in net tangible book value per share after giving effect to this offering	$0.0006
Pro forma net tangible book value per share as of September 30, 2021 (unaudited)	$(0.0007)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0015

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USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares and assuming the payment of no sales commissions or finder’s fees. There is, of course, no guaranty that we will be successful in selling any of the Offered Shares in this offering.

	Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	500,000,000	1,000,000,000	1,500,000,000	2,000,000,000
Gross proceeds	$400,000	$800,000	$1,200,000	$1,600,000
Offering expenses	25,000	25,000	25,000	25,000
Net proceeds	$375,000	$775,000	$1,175,000	$1,575,000

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Luxury Goods Inventory	$150,000	$310,000	$470,000	$630,000
Marketing and Advertising Expenses	82,500	170,500	258,500	346,500
Payroll Expenses	22,500	46,500	70,500	94,500
Acquisitions(1)	26,250	54,250	82,250	110,250
General and Administrative	18,750	38,750	58,750	78,750
Working Capital	75,000	155,000	235,000	315,000
TOTAL	$375,000	$775,000	$1,175,000	$1,575,000

(1)	We believe there exists opportunities for our company to acquire businesses that are complementary to our business. However, as of the date of this Offering Circular, we have not identified any such company, nor is there any agreement, formal or informal, with respect to any such acquisition.

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the luxury goods retail industry, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

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PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 2,000,000,000 Offered Shares on a best-efforts basis, at a fixed price of $0.0008 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Offered Shares in this offering through the efforts of our Chief Executive Officer, Joseph Ladin. Mr. Ladin will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Ladin is exempt from registration as a broker-dealers under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Ladin:

•	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
•	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
•	is not an associated person of a broker or dealer; and
•	meets the conditions of the following:

•	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
•	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
•	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8.0% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8% on the sale of Offered Shares effected by the broker-dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please submit a request for information by e-mail to Mr. Ladin at: joeladin76@gmail.com; all relevant information will be delivered to you by return e-mail.

Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described therein, which are:

•	Electronically execute and deliver to us a subscription agreement; and
•	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

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Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See State Qualification and Investor Suitability Standards below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $50,000 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $10,000.

State Law Exemption and Offerings to Qualified Purchasers

State Law Exemption. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Offered Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Offered Shares involves substantial risks and possible loss by investors of their entire investments. (See “Risk Factors”).

The Offered Shares have not been qualified under the securities laws of any state or jurisdiction. Currently, we plan to sell the Offered Shares in Colorado, Connecticut, Delaware, Georgia, Puerto Rico and New York. However, we may, at a later date, decide to sell Offered Shares in other states. In the case of each state in which we sell the Offered Shares, we will qualify the Offered Shares for sale with the applicable state securities regulatory body or we will sell the Offered Shares pursuant to an exemption from registration found in the applicable state’s securities, or Blue Sky, law.

Certain of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling the Offered Shares to others. Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Investor Suitability Standards. The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

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Issuance of Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Offered Shares.

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DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of (a) 5,000,000,000 shares of common stock, $.0001 par value per share and 12,000,000 shares of preferred stock, $.0001 par value per share, of which 12,000,000 shares are designated as Series A Preferred Stock.

As of the date of this Offering Circular, there were (y) 1,453,025,173 shares of our common stock issued and outstanding held by 91 holders of record; and (z) 10,000,000 shares of Series A Preferred Stock issued and outstanding held by one holder of record.

Common Stock

General. The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Wyoming law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors. As of the date of this Offering Circular, our sole officer, Joseph Ladin, beneficially owns a total of 300,000,000 shares of our outstanding common stock.

In addition, Mr. Ladin owns all of the issued and outstanding shares of our Series A Preferred Stock. Due to such ownership, Mr. Ladin, controls all corporate matters of our company. (See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions”).

Pre-emptive Rights. As of the date of this Offering Circular, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Series A Preferred Stock

Voting. The Series A Preferred Stock has the following voting rights: each share of Series A Preferred Stock shall have voting rights equal to four times the sum of (a) all shares of our common stock issued and outstanding at the time of voting plus (b) the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting, divided by the number of shares of Series A Preferred Stock issued and outstanding at the time of voting.

All of the issued and outstanding shares of Series A Preferred Stock are owned by our sole officer, Joseph Ladin. Mr. Ladin, thus, controls all corporate matters of our company. (See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions”).

Dividends. Holders of Series A Preferred Stock shall not be entitled to receive dividends.

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Liquidation Preference. In the event of liquidation, dissolution, or winding up of our company, either voluntary or involuntary, the holder(s) of the Series A Preferred Stock shall not be entitled to receive any assets of our company.

No Conversion. The shares of Series A Preferred Stock are not convertible into shares of our common stock.

Convertible Promissory Note

As of September 30, 2021, we had outstanding a total of three separate convertible promissory notes. The table below sets forth information with respect to such convertible promissory notes.

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Accrued Interest ($)	Maturity Date	Conversion Terms	Name of Noteholder	Reason for Issuance
11/5/2018	$45,000	$45,000	$7,344	11/5/2019	50% of lowest trading price for 25 prior trading days	Fidelis Capital (Anthony Lozito)	Loan

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Wyoming law.

Transfer Agent

We have retained the services of Colonial Stock Transfer Co., Inc., 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111, as the transfer agent for our common stock. Colonial Stock Transfer’s website is located at: www.colonialstock.com. No information found on Colonial Stock Transfer’s website is part of this Offering Circular.

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BUSINESS

Background

Our company was incorporated on July 1, 1981, under the laws of the State of Delaware as Multi-Tech Corporation. In May 2006, our corporate name changed to DNA Dynamics, Inc. In April 2018, our company changed its domicile from Delaware to Wyoming. In April 2019, our corporate name change to Sun Kissed Industries, Inc. In March 2021, our corporate name changed to SFLMaven Corp.

In October 2020, there occurred a change in control of our company, pursuant to which Joseph Ladin became our sole officer and director. (See “SFLM Acquisition” below). Subsequent to such change-in-control transaction, our company divested itself of its two operating subsidiaries, Numuni, Inc. and Product Supply, Inc. (See “Unwind Agreement” below).

We are a company that aggregates and curates unique, pre-owned luxury supply across multiple categories, including women’s, men’s and children’s jewelry and watches. We have built a vibrant online marketplace that is hosted on eBay. We believe our platform expands the overall luxury market, promotes the re-circulation of luxury goods and contributes to a more sustainable world.

The address of our principal executive office is 2485 East Sunrise Boulevard, 201A, Fort Lauderdale, Florida 33304. Our telephone number is 954-655-9794. Our website is located at www.sflmaven.com. No information found on our website is part of this Offering Circular.

SFLM Acquisition

In October 2020, pursuant to an acquisition agreement (the “SFLM Agreement”), we acquired all of the outstanding capital stock of SFL Maven, Inc. (“Acquired SFLM”) from Joseph Ladin, pursuant to which Mr. Ladin acquired control of our company and became our sole officer and director. Pursuant to the SFLM Agreement, we issued Mr. Ladin 300,000,000 shares of our common stock and Acquired SFLM became our wholly-owned subsidiary. In conjunction with the SFLM Agreement, Mr. Ladin acquired 10,000,000 shares of our Series A Preferred Shares, which shares represent voting control of our company, from Carl Grant, our former sole officer and director.

Upon consummation of the SFLM Agreement, our Board of Directors adopted the business plan of Acquired SFLM as the business plan for our company, as a whole.

Unwind Agreement

In September 2020, our company and Robert and Sylvia Reynold entered into an unwind agreement (the “Unwind Agreement”), pursuant to which ownership of our former subsidiary, Numuni, Inc., was returned to the Reynolds and the Reynolds returned for cancellation a total of 81,386,510 shares of our common stock. In conjunction with the Unwind Agreement, our former sole officer and director, Carl Grant, returned for cancellation 8,067,001 shares of our common stock.

Our Luxury Goods Business

Operating through our wholly-owned subsidiary, SFL Maven, Inc., we are one the world’s largest online marketplaces for authenticated luxury goods. In addition, we host auctions using eBay’s auction technology (“eBay Auctions”). We believe we are revolutionizing luxury resale by providing an end-to-end service that unlocks supply from luxury good sellers and creates a trusted, curated online marketplace for buyers globally.

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Over the past nearly twenty years, Acquired SFLM has cultivated a loyal and engaged seller and buyer base through continuous investment in our logistics infrastructure and relationship development. We aggregate and curate unique, pre-owned luxury supply across multiple categories, including women’s, men’s and children’s jewelry and watches. We have built a vibrant online marketplace that is hosted on eBay. We believe our platform expands the overall luxury market, promotes the re-circulation of luxury goods and contributes to a more sustainable world.

We believe that our business relationship with eBay creates synergy for both companies, which share a common vision of setting the standards for Internet auctions. eBay has set the standard for auctions with unparalleled acceptance levels, user base and transaction volume. We are committed to accomplishing similar goals in the hosting of auctions over the Internet and have demonstrated a complementary commitment to this objective. We further believe that our relationship with eBay will help us attain these goals.

The structure of the existing luxury resale market is outdated, fragmented, difficult to access and laden with counterfeit goods. Primarily due to these challenges, a vast quantity of resale luxury goods languishes in homes, and buyers can be hesitant to purchase pre-owned luxury goods. We seek to transform the luxury resale experience by addressing these challenges, in the following ways:

•	We provide a seamless sales experience enabled by eBay’s technology platform and our data. We leverage eBay’s technology and our data analytics to provide world-class service, making sales easy, convenient, reliable and fast. As a result, we unlock luxury supply from first-time sellers, consignment sellers and convert sellers who typically sell at local brick-and-mortar shops to our online marketplace and drive high repeat sales rates. We leverage data from thousands of previous transactions and current market data to optimize pricing and sales velocity for our customers.

•	We offer buyers a vast, yet curated supply of pre-owned luxury goods and instill trust in the buying process. We build trust in our buyer base by thoroughly inspecting the quality and condition of every item and putting every item through our authentication process. This trust drives repeat purchases from our buyer base and instills confidence in first-time buyers to purchase pre-owned luxury goods.

In addition, the establishment of a strong network effect continues to drive the growth of our online marketplace. As we bring more sellers onto our eBay platform, we unlock more high-quality, luxury supply, which increases our merchandise assortment and attracts more buyers. As a result, a meaningful share of our sellers become buyers and vice versa, which creates a differentiated flywheel that enhances the network effect of our online marketplace.

Currently, approximately 95% of our inventory is sourced directly from sellers selling directly to us. Approximately 5% of our inventory is sold on consignment, where goods are entrusted to us to sell on behalf of the consignor. We typically receive a percentage of the revenue from consignment sales, in the form of a commission.

Unique Service Model to Unlock Pre-owned Luxury Supply

By making transactions easy, convenient, reliable and fast, we are able to unlock a vast quantity of desirable, high-quality, pre-owned luxury goods. Our sales professionals remove friction from the transaction process and build lasting relationships with our customers. Our unique service model incentivizes consumers to buy and sell by making the process easy.

Exclusive, Authenticated Pre-owned Luxury Supply Drives Demand

We make it easy for buyers to shop our vast, yet curated selection of authenticated, pre-owned luxury goods. As we continue to unlock exclusive luxury supply, we expect to attract new buyers and drive repeat purchases from our existing buyers, in light of the following:

•	We offer a seamless buying experience. Buyers access our online marketplace through eBay, enabling them to purchase anytime, anywhere.

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•	We build trust by putting every item through our authentication process. We continue to invest and innovate in authentication. We believe we have the most rigorous authentication process in the marketplace overseen by our highly trained brand experts. The impact of automation and technology has dramatically changed the authentication team’s day-to-day activities, allowing them to process more products per person while also expanding the depth of our authentication process, training and quality control procedures.

•	We provide access to unique, highly coveted and exclusive products. We provide buyers with access to a vast, yet curated selection of unique, authenticated, pre-owned luxury goods. Currently, we offer goods bearing the brands of thousands of luxury and premium designers, including highly coveted items such as rare watches and handbags.

Authentication

We continue to invest and innovate in the important area of authentication. We believe we have the most rigorous authentication process in the marketplace. We employ gemologists and brand experts who collectively inspect hundreds of items each day. All items must pass through a rigorous brand-specific authentication process, before they are accepted by us for sale. This process includes inspecting the item for important attributes, such as appropriate brand markings, date codes, serial tags and hologram stickers. Our gemologists authenticate and inspect our fine jewelry and watches. We have a zero-tolerance policy, when it comes to counterfeit goods. Items that are deemed to be counterfeit are confiscated.

We offer a wide selection of authenticated, pre-owned luxury goods on our online marketplace bearing the brands of thousands of luxury and premium designers. The top-selling luxury designers on our online marketplace include Cartier, Gucci, Rolex, Tiffany & Co. OMEGA, Patek Philippe, van Cleef Arpels and David Yurman. We offer products across multiple categories including Antique and estate Jewelry women’s, men’s, kids’ jewelry and watches.

Seasonality

We have observed trends in seasonality of supply and demand in our business that we believe will continue. Specifically, our supply increases in the third and fourth quarters, and our demand increases in the fourth quarter. As a result of this seasonality, we typically see stronger AOV and more rapid sell-through in the fourth quarter. We also incur higher operating expenses in the last four months of the year as we increase advertising spend to attract buyers and sellers and increase headcount in sales and operations to handle the higher volumes.

Competition

Our business competes, directly or indirectly, with local, national and international purveyors of luxury retail goods. Our business may not be successful in competing against its competitors, many of whom have longer operating histories, significantly greater financial stability and better access to capital markets and credit than we do. We also expect to face numerous new competitors offering goods and related services comparable to those offered by our business. There is no assurance that we will be able to compete successfully against our competition.

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Intellectual Property

In General. We regard our rights to intellectual property pertaining to “SFL Maven” and our business know-how as having significant value and as being an important factor in the marketing of our products. Our policy is to establish, enforce and protect our intellectual property rights using the intellectual property laws.

Patents. Currently, we own no interest in any patent or patent application.

Trademarks. We are the owner of the “SFL Maven” registered trademark.

Litigation

We have no current, pending or threatened legal proceedings or administrative actions either by or against us that could have a material effect on our business, financial condition, or operations and any current, past or pending trading suspensions.

Facilities

We lease a small office in which we house our company’s principal business office. Our monthly rent for such space is $1,700.

Employees

Currently, we have one full-time employee, our sole officer and director, Joseph Ladin. We believe that we will be successful in attracting experienced and capable personnel, as needed.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 (coronavirus) outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. The virus and actions taken to mitigate its spread have had and are expected to continue to have a broad adverse impact on the economies and financial markets of many countries, including the geographical areas in which our company operates.

Results of Operations

Nine Months Ended September 30, 2021 (“Interim 2021”) and 2020 (“Interim 2020”). During Interim 2021, our business operations generated $7,386,684 (unaudited) in total sales of our products, with a cost of sales of $6,288,443 (unaudited), resulting in a gross profit of $1,098,241 (unaudited). During Interim 2020, our business operations generated $327,351 (unaudited) in total sales of our products, with a cost of goods sold of $175,628 (unaudited), resulting in a gross profit of $151,723 (unaudited).

During Interim 2021, we incurred total operating expenses of $1,554,219 (unaudited) and total other expense of $17,020 (unaudited), resulting in a net loss of $(488,502) (unaudited).

During Interim 2020, we incurred total operating expenses of $1,433,406 (unaudited) and total other expense of $264,455 (unaudited), resulting in a net loss of $(1,546,142) (unaudited).

Should we obtain funds in this offering or otherwise, we expect that our revenues will increase from quarter to quarter, beginning with the first quarter of 2022. There is no assurance that such will be the case, however. We expect to incur operating losses through at least the second quarter of 2022.

Further, because of our current lack of growth capital and the uncertainty of our obtaining needed capital, we are unable to predict the levels of our future revenues.

Years Ended December 31, 2020 (“Fiscal 2020”) and 2019 (“Fiscal 2019”). During Fiscal 2020, our business operations generated $7,415,810 (unaudited) in total sales, with a cost of goods sold of $8,235,908 (unaudited), resulting in a gross loss of $820,098 (unaudited). During Fiscal 2019, our business operations generated no revenues.

During Fiscal 2020, we incurred operating expenses of $1,870,088 (unaudited), which were comprised primarily of $696,648 (unaudited) in advertising and promotion expense, $107,000 (unaudited) in consulting fees, $343,894 (unaudited) in eBay processing fees, $42,202 (unaudited) in insurance expense, $274,733 (unaudited) in professional fees, $19,206 (unaudited) in rent expense, $239,511 (unaudited) in salary expense and $44,550 (unaudited) in interest expense, resulting in a net operating loss of $(2,690,186) (unaudited). In addition, we incurred total other expense of $(1,760,889) (unaudited), which was comprised of $(1,701,000) in loss on investments and $59,589 (unaudited) in amortization expense, which was offset by other income of $300 (unaudited) in sales tax discount, resulting in a net loss of $(4,450,475) (unaudited).

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During Fiscal 2019, we incurred operating expenses of $544,278 (unaudited), which were comprised of $256,036 (unaudited) in professional and consulting fees and $288,242 (unaudited) in general and administrative expense, resulting in a net loss from operations of $(544,278) (unaudited). In addition, we realized total other income of $231,594 (unaudited), which was comprised of a one-time gain on settlement of debt of $705,262 (unaudited), which was offset by other expenses of $(156,673) (unaudited) in amortization expense and $(316,995) (unaudited) in interest expense, resulting in a net loss of $(312,684) (unaudited).

Plan of Operation

We believe that the proceeds of this offering will satisfy our cash requirements for at least the next twelve months.

With a significant portion of the proceeds of this offering, we intend to increase our inventory of luxury goods and expand our marketing and advertising efforts. With the availability of additional funds, we would be able to expand significantly our selection of inventory of luxury goods. In association with our expanded inventory, we would focus on attracting an increasing number of consignors and buyers of goods, which efforts we expect would generate increasing sales revenues. There is no assurance, however, that these efforts will be successful.

We believe that our business relationship with eBay creates synergy for both companies, which share a common vision of setting the standards for Internet auctions. eBay has set the standard for auctions with unparalleled acceptance levels, user base and transaction volume. We are committed to accomplishing similar goals in the hosting of auctions over the Internet and have demonstrated a complementary commitment to this objective. With proceeds of this offering, we believe our ability to exploit our relationship with eBay will be enhanced, through a greater inventory selection.

The structure of the existing luxury resale market is outdated, fragmented, difficult to access and laden with counterfeit goods. Primarily due to these challenges, a vast quantity of resale luxury goods languishes in homes, and buyers can be hesitant to purchase pre-owned luxury goods. The proceeds of this offering will facilitate our efforts to transform the luxury resale experience by addressing these challenges, in the following ways:

-	We provide a seamless sales experience enabled by eBay’s technology platform and our data. We leverage eBay’s technology and our data analytics to provide world-class service, making sales easy, convenient, reliable and fast. As a result, we unlock luxury supply from first-time sellers, consignment sellers and convert sellers who typically sell at local brick-and-mortar shops to our online marketplace and drive high repeat sales rates. We leverage data from thousands of previous transactions and current market data to optimize pricing and sales velocity for our customers.

-	We offer buyers a vast, yet curated supply of pre-owned luxury goods and instill trust in the buying process. We build trust in our buyer base by thoroughly inspecting the quality and condition of every item and putting every item through our authentication process. This trust drives repeat purchases from our buyer base and instills confidence in first-time buyers to purchase pre-owned luxury goods.

In addition, with the proceeds of this offering will enable us to expand and strengthen our marketing network effect which would drive the growth of our online marketplace. The greater number of sellers we drive to our eBay sales platform, we will be able to unlock more high-quality, luxury supply, which increases our merchandise assortment and attracts more buyers. As a result, a meaningful share of our sellers become buyers and vice versa, which creates a differentiated flywheel that enhances the network effect of our online marketplace.

We believe we have established a unique service model to that will “unlock” pre-owned luxury supply, and the proceeds of this offering would allow us to maximize the effects of this service model. By making transactions easy, convenient, reliable and fast, we are able to unlock a vast quantity of desirable, high-quality, pre-owned luxury goods. Our sales professionals remove friction from the transaction process and build lasting relationships with our customers. Our unique service model incentivizes consumers to buy and sell by making the process easy.

Because we believe exclusive, authenticated pre-owned luxury goods supply drives demand, we make it easy for buyers to shop our vast, yet curated selection of authenticated, pre-owned luxury goods. With the proceeds of this offering, we will significantly expand our ability to unlock exclusive luxury supply, which, in turn, would increase our ability to attract new buyers and drive repeat purchases from our existing buyers.

The proceeds of this offering will allow us to invest more robustly and continue to innovate in the important area of authentication. We believe that we have established the most rigorous authentication process in the marketplace. We employ gemologists and brand experts who collectively inspect hundreds of items each day. All items must pass through a rigorous brand-specific authentication process, before they are accepted by us for sale. We believe our ability to continue to invest in the quality of our authentication process will serve, in the long term, to establish our company as a purveyor of the highest quality, authenticated luxury goods.

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Financial Condition, Liquidity and Capital Resources

September 30, 2021. At September 30, 2021, our company had $49,240 (unaudited) in cash and had working capital of $283,045 (unaudited), compared to $5,144 (unaudited) in cash and a working capital deficit of $411,716 (unaudited) at December 31, 2020.

Our company’s current cash position of approximately $20,000 is adequate for our company to maintain its present level of operations through at least the first quarter of 2022. However, we must obtain additional capital from third parties, including in this offering, to implement our full business plans. There is no assurance that we will be successful in obtaining such additional capital.

December 31, 2020. At December 31, 2020, our company had $5,144 (unaudited) in cash and a working capital deficit of $411,716 (unaudited), compared to no cash and a working capital deficit of $347,414 (unaudited) at December 31, 2019.

Convertible Promissory Note

As of September 30, 2021, we had outstanding one convertible promissory note. The table below sets forth information with respect to such convertible promissory note.

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Accrued Interest ($)	Maturity Date	Conversion Terms	Name of Noteholder	Reason for Issuance
11/5/2018	$45,000	$45,000	$7,344	11/5/2019	50% of lowest trading price for 25 prior trading days	Fidelis Capital (Anthony Lozito)	Loan

Cash Flows

Operating Activities. During the nine months ended September 30, 2021, and the year ended December 31, 2020, our operating activities used cash in the amounts of $412,558 and $4,183,917, respectively.

Financing Activities. During the nine months ended September 30, 2021, financing activities provided $507,918 (unaudited) in cash. We obtained $1,660,553 (unaudited) from sales of our common stock, pursuant to an offering under Regulation A of the Securities Act (SEC File No. 024-10991) (the “Prior Reg A Offering”), which was offset by repayments of third-party loans of $1,151,736 (unaudited).

During the year ended December 31, 2020, financing activities provided $4,176,612 (unaudited) in cash. We obtained loans from shareholders of $456,300 (unaudited) and loans from third parties of $765,188 (unaudited), in addition to $2,955,124 (unaudited) in proceeds from the Prior Reg A Offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

To date, we have not entered into any significant long-term obligations that require us to make monthly cash payments.

Capital Expenditures

We made no capital expenditures during the year ended December 31, 2020, nor during the nine months ended September 30, 2021. We do not anticipate making any such expenditures during the next twelve months.

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DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth certain information concerning our company’s executive management.

Name	Age	Position(s)
Joseph Ladin	45	Chief Executive Officer, Acting Chief Financial Officer, Secretary and Director

Our directors serve until a successor is elected and qualified. Our officers are elected by the Board of Directors to a term of one (1) year and serves until their successor(s) is duly elected and qualified, or until they are removed from office.

Certain information regarding the background of our sole officer and director is set forth below.

Joseph Ladin has served our company since October 2020, as Chief Executive Officer, Secretary and Sole Director. Mr. Ladin is a highly accomplished, result-driven Entrepreneur with more than 17 years of business experience, including extensive work in luxury goods sales. Mr. Ladin founded SFL Maven Inc. (Acquired SFLM) in 2003 in Fort Lauderdale, Florida. Acquired SFLM originally focused on selling art, antiques and silver jewelry. Mr. Ladin quickly pivoted the business to focus on sales of luxury goods such as jewelry and watches primarily on eBay.com. Mr. Ladin made SFL Maven into a top rated eBay Power Seller every year since 2005. Acquired SFLM has an excellent reputation, with a 99.9% positive feedback rating on eBay. Over 17 years, SFL Maven has sold over 122 million dollars of luxury goods on eBay. Mr. Ladin graduated from the University of Florida with a degree in sociology and business.

Conflicts of Interest

At the present time, we do not foresee any direct conflict between our sole officer, his other business interests and his involvement in our company.

Corporate Governance

We do not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are conducted by our Board of Directors acting as a whole.

During the year ended December 31, 2020, our Sole Director, did not hold a meeting, but took action by written consent in lieu of a meeting on one occasion.

Independence of Board of Directors

Our sole director is not independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, Joseph Ladin, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Ladin collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

As of the date of this Offering Circular, our Board of Directors has not adopted a code of ethics with respect to our directors, officers and employees.

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EXECUTIVE COMPENSATION

In General

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Joseph Ladin * Chief Executive Officer, Acting Chief Financial Officer, Secretary	2020 2019	– –	– –	– –	– –	– –	– –	– –	– –
Carl Grant Former Chief Executive Officer	2020 2019	– –	– –	– –	– –	– –	– –	– –	– –

* This person did not become an officer and director of our company until October 2020.

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph Ladin	–	–	–	–	n/a	–	n/a	–	–

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Employment Agreement

Effective January 1, 2021, we entered in to an employment agreement with our sole executive officer, Joseph Ladin, which employment agreement has an initial term two years and automatically renews for additional one-year periods, unless we or Mr. Ladin determines not to renew. Under his employment agreement, Mr. Ladin’s initial annual salary is $50,000, subject to adjustment by our Board of Directors. In addition, Mr. Ladin is eligible to participate in any bonus pools established by our company (e.g. management compensation bonus pool, 5% of pretax profits, once we reach profitability). During the nine months ended September 30, 2021, Mr. Ladin was paid a total of $81,000 in compensation under his employment agreement. Mr. Ladin’s employment agreement also contains covenants restricting him from engaging in any activities competitive with our business during the term of his employment and prohibiting him from disclosing confidential information.

Outstanding Equity Awards

During the years ended December 31, 2020 and 2019, our Board of Directors made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Director Compensation

Our sole officer, Joseph Ladin, receives no compensation for his serving as a director of our company.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Offering Circular, information regarding beneficial ownership of our common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying warrants, if any, held by that person are deemed to be outstanding if the warrants are exercisable within 60 days of the date hereof.

	Share Ownership Before This Offering		Share Ownership After This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Number of Shares Beneficially Owned	% Beneficially Owned(2)	Effective Voting Power
Common Stock
Executive Officers and Directors
Joseph Ladin Officers and directors, as a group (1 person)	300,000,000 300,000,000	19.66% 19.66%	300,000,000 300,000,000	8.27% 8.27%	See Note 3 and Note 5
5% Owners
Ilan Freeman Robert Reynolds	200,000,000 76,636,510	13.11% 5.02%	200,000,000 76,636,510	5.52% 2.11%
Series A Preferred Stock(5)
Joseph Ladin	10,000,000	100%	10,000,000	100%

(1)	Based on 1,525,531,129 shares outstanding, which includes (a) 1,453,025,173 issued shares and (b) 72,505,956 unissued shares that underlie convertible debt instruments convertible within 60 days of the date of this Offering Circular, before this offering.
(2)	Based on 3,625,331,129 shares outstanding, which includes (a) 3,453,025,173 issued shares, assuming the sale of all of the Offered Shares and (b) 172,305,956 unissued shares that underlie convertible debt instruments convertible within 60 days of the date of this Offering Circular, after this offering.
(3)

Our sole officer and director, Joseph Ladin, owns all of our outstanding shares of Series A Preferred Stock. Each share of Series

Series A Preferred Stock shall have voting rights equal to four times the sum of (a) all shares of our common stock issued and outstanding at the time of voting plus (b) the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting, divided by the number of shares of Series A Preferred Stock issued and outstanding at the time of voting. Mr. Ladin will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction.

(4)	None of these shares is issued, but underlie a convertible debt instrument convertible within 60 days of the date of this Offering Circular.
(5)	The shares of Series A Preferred Stock have the following voting rights: each share of Series A Preferred Stock shall have voting rights equal to four times the sum of (a) all shares of our common stock issued and outstanding at the time of voting plus (b) the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting, divided by the number of shares of Series A Preferred Stock issued and outstanding at the time of voting.

Series A Preferred Stock

Currently, there are 10,000,000 shares of our Series A Preferred Stock issued and outstanding, all of which are owned by Joseph Ladin, our sole officer and director, and, through his ownership thereof, controls all corporate matters of our company.

The Series A Preferred Stock has the following voting rights: each share of Series A Preferred Stock shall have voting rights equal to four times the sum of (a) all shares of our common stock issued and outstanding at the time of voting plus (b) the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting, divided by the number of shares of Series A Preferred Stock issued and outstanding at the time of voting. Mr. Ladin, as the owner of all outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Description of Securities—Series A Preferred Stock”).

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisition Agreement

In October 2020, pursuant to an acquisition agreement (the SFLM Agreement), we acquired all of the outstanding capital stock of SFL Maven, Inc. (Acquired SFLM) from Joseph Ladin, pursuant to which Mr. Ladin acquired control of our company and became our sole officer and director. Pursuant to the SFLM Agreement, we issued Mr. Ladin 300,000,000 shares of our common stock and Acquired SFLM became our wholly-owned subsidiary. In conjunction with the SFLM Agreement, Mr. Ladin acquired 10,000,000 shares of our Series A Preferred Shares, which shares represent voting control of our company, from Carl Grant, our former sole officer and director.

Upon consummation of the SFLM Agreement, our Board of Directors adopted the business plan of Acquired SFLM as the business plan for our company, as a whole.

Unwind Agreement

In September 2020, our company and Robert and Sylvia Reynold entered into an unwind agreement (the Unwind Agreement), pursuant to which ownership of our former subsidiary, Numuni, Inc., was returned to the Reynolds and the Reynolds returned for cancellation a total of 81,386,510 shares of our common stock. In conjunction with the Unwind Agreement, our former sole officer and director, Carl Grant, returned for cancellation 8,067,001 shares of our common stock.

Employment Agreement

Effective January 1, 2021, we entered in to an employment agreement with our sole executive officer, Joseph Ladin, which employment agreement has an initial term two years and automatically renews for additional one-year periods, unless we or Mr. Ladin determines not to renew. Under his employment agreement, Mr. Ladin’s initial annual salary is $50,000, subject to adjustment by our Board of Directors. In addition, Mr. Ladin is eligible to participate in any bonus pools established by our company (e.g. management compensation bonus pool, 5% of pretax profits, once we reach profitability). During the nine months ended September 30, 2021, Mr. Ladin was paid a total of $81,000 in compensation under his employment agreement. Mr. Ladin’s employment agreement also contains covenants restricting him from engaging in any activities competitive with our business during the term of his employment and prohibiting him from disclosing confidential information.

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LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas. Newlan Law Firm, PLLC owns no securities of our company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

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F-1

SFLMAVEN CORP.

Balance Sheets

As of September 30, 2021, and December 31, 2020

(unaudited)

	9/30/2021	12/31/2020
	(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$49,240	$5,144
Inventory	962,535	395,000
Total current assets	1,011,775	400,144

PROPERTY AND EQUIPMENT
Automotive	55,251	55,251
Office equipment	3,710	3,710
Less: accumulated depreciation	(58,961)	(58,961)
Total property and equipment	–	–

OTHER ASSETS
Advanced to stockholder	385,114	335,602
Due from SLFMaven	–	25,000
Intangible assets, net	–	11,350
Goodwill	–	64,629
Security deposits	1,547	1,547
Total other assets	386,661	438,128

TOTAL ASSETS	$1,398,436	$838,272

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$–	$149,316
Accrued expenses	–	277,154
Credit card payable - Chase	40,502	54,692
Loan payable - Kabbage	–	81,500
SUTA tax payable	–	229
Sales tax payable	–	2,157
Payroll taxes payable	10,322	–
SBA PPP loan	89,912	–
SBA EIDL advance	7,000	–
SBA EIDL loan	499,900	–
SBA PPP loan	81,085	–
Total current liabilities	728,730	811,860

LONG-TERM LIABILITIES
Loan payable - Mabel Ladin	–	1,000
Loan payable - other	863,770	2,015,407
Notes payable	–	455,218
Total long-term liabilities	863,770	2,471,625

TOTAL LIABILITIES	1,592,501	3,283,485

STOCKHOLDERS’ EQUITY
Common stock, $0.0001 par value; 5,000,000,000 shares authorized, 1,403,025,173 and 1,080,525,173 shares issued and outstanding, respectively	144,560	112,310
Preferred stock, $0.0001 par value; 12,000,000 shares authorized
Preferred stock designated, Series A, $0.0001 par value, 10,000,000 and 10,000,000 shares issued and outstanding, respectively	1,000	1,000
Preferred stock designated, Series B, $0.0001 par value, 1,000,000 and 1,000,000 shares issued and outstanding, respectively	100	100
Paid-in Capital	5,092,929	3,600,179
Accumulated Deficit	(6,631,710)	(6,158,802)

Total stockholders’ equity	(1,393,122)	(2,445,213)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,398,436	$838,272

The accompanying notes are an integral part of these unaudited financial statements.

F-2

SFLMAVEN CORP.

Statements of Profit and Loss

For the Three and Nine Months Ended September 2021 and 2020

(unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales
Sales income	$2,680,751	$87,397	$7,492,391	$327,351
Less: returns & allowances	(57,016)	–	(105,707)	–
Total sales	2,623,735	87,397	7,386,684	327,351
Cost of goods sold	2,133,915	64,929	6,288,443	175,628
Gross profit (loss)	489,820	22,468	1,098,241	151,723
Operating expenses
Advertising & promotion	141,935	–	689,984	–
Auto expenses	3,386	–	12,902	–
Bank charges	2,563	–	10,196	–
Computer expenses	551	–	968	–
Consulting expenses	33,452	–	61,551	–
Dues & subscriptions	3,500	–	4,500	–
eBay selling fees	121,768	–	342,319	–
Edgar fees	–	–	1,365	–
Insurance	14,721	–	45,763	–
Internet	1,027	–	2,360	–
Licenses & taxes	239	–	526	–
Meals	20	–	201	–
Merchant fees	2,334	–	2,334	–
Office expenses	493	–	2,100	–
Payroll taxes	6,741	–	17,121	–
Professional fees	4,997	115,868	113,341	281,593
Rent	4,802	–	14,404	–
Repairs & maintenance	1,437	–	1,437	–
Salaries - office	88,116	–	242,458	–
Security & alarm	193	–	578	–
Telephone	712	–	3,165	–
Utilities	150	–	150	–
General and administrative	–	490,706	–	1,151,817
Total operating expenses	434,653	606,574	1,554,219	1,433,406
Operating income/(loss)	56,683	(584,106)	(471,482)	(1,281,687)
Other income
Breakup fee	–	–	–	(165,000)
Amortization	–	(26,629)	–	(86,624)
Interest	(1,516)	(2,535)	(17,110)	(13,643)
Sales tax discount	–	–	90	–
Total other income	(1,516)	(29,164)	(17,020)	(264,455)
Net income (loss)	$55,167	$(613,270)	$(488,502)	$(1,546,142)
Net profit (loss) per common share
Basic and diluted	$0.00	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares outstanding:
Basic and diluted	1,332,873,914	961,222,655	1,052,268,880	480,611,327

The accompanying notes are an integral part of these unaudited financial statements.

F-3

SFLMAVEN CORP.

Statement of Changes in Stockholders’ Equity

For the Period Ended September 30, 2021

(unaudited)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance, December 31, 2019	10,000,000	$1,000	1,000,000	$100	545,025,173	$54,510	$1,073,708	$(1,580,254)	$(450,933)
Common stock issued	–	–	–	–	50,500,000	5,050	176,400	–	181,450
Common stock issued for acquisition	–	–	–	–	200,000,000	20,000	1,036,550	–	1,056,550
Net loss for the three months ended March 31, 2020	–	–	–	–	–	–	–	(286,696)	(286,696)
Balance, March 31, 2020	10,000,000	$1,000	1,000,000	$100	795,525,173	$79,560	$2,286,658	$(1,866,950)	$500,368
Issuance of common stock issued for acquisition	–	–	–	–	95,000,000	9,500	940,500	–	950,000
Issuance of common stock - reg a	–	–	–	–	185,000,000	18,500	721,500	–	740,000
Adjustment for acquisitions	–	–	–	–	–	–	690,477	–	690,477
Stock cancellation	–	–	–	–	(150,000,000)	–	–	–	–
Net loss for the three months ended, June 30, 2020	–	–	–	–	–	–	–	(1,124,985)	(1,124,985)
Balance, June 30, 2020	10,000,000	$1,000	1,000,000	$100	925,525,173	$107,560	$4,639,135	$(2,991,935)	$1,789,985
Issuance of common stock - reg a	–	–	–	–	142,500,000	14,250	555,750	–	570,000
Adjustments for subsidiaries	–	–	–	–	–	–	(1,948,701)	–	(1,948,701)
Net loss for the quarter ended, September 30, 2020	–	–	–	–	–	–	–	$(116,665)	$116,665
Balance, September 30, 2020	10,000,000	$1,000	1,000,000	$100	1,068,025,173	$121,810	$3,246,184	$(3,108,600)	$260,493
Common stock	–	–	–	–	12,500,000	–	–	–	–
SFL Maven stock adjustment	–	–	–	–	–	(9,500)	353,995	–	344,495
Net loss for the quarter ended, December 31, 2020	–	–	–	–	–	–	–	(3,050,202)	(3,050,202)
Balance, December 31, 2020	$10,000,000	$1,000	$1,000,000	$100	$1,080,525,173	$112,310	$3,600,179	$(6,158,802)	$(2,445,214)
Common stock	–	–	–	–	110,000,000	11,000	539,000	–	550,000.00
Net loss for the quarter ended, March 31, 2021.	–	–	–	–	–	–	–	(116,100)	(116,100)
Balance, March 31, 2021	10,000,000	$1,000	1,000,000	$100	1,190,525,173	$123,310	$4,139,179	$(6,274,902)	$(2,011,314)
Common stock	–	–	–	–	125,000,000	12,500	612,500	–	625,000
Net loss for the quarter ended June 30, 2021	–	–	–	–	–	–	–	(411,975)	(411,975)
Balance, June 30, 2021	–	–	–	–	1,315,525,173	135,810	4,751,679	$(6,686,877)	$(1,798,289)
Common stock	–	–	–	–	87,500,000	8,750	341,250	–	350,000
Net profit for the quarter ended September 30, 2021	–	–	–	–	–	–	–	55,167	55,167
Balance, September 30, 2021	10,000,000	$1,000	1,000,000	$100	1,403,025,173	$144,560	$5,092,929	$(6,631,710)	$(1,393,122)

The accompanying notes are an integral part of these unaudited financial statements.

F-4

SFLMAVEN CORP.

Statements of Cash Flows

For the Nine Months Ended September 30, 2021 and 2020

(unaudited)

	For the Nine Months
	Ended September 30,
	2021	2020
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net loss	$(488,502)	$(1,546,142)
Adjustments to reconcile net loss to net cash used for operating activities:
Amortization expense	–	139,145
Changes in operating activities:
Inventory	(271,711)	(44,904)
Accounts receivable	–	(52,308)
Accounts payable	–	5,983
Accrued expenses	–	4,868
Interest expense	–	10,352
Payroll taxes	–	(23,523)
Sales taxes	–	3,516
SBA PPP2 loan	81,085	–
SBA EIDL loan	350,000	–
Credit card payable - Chase	(14,190)	–
Loan payable - Kabbage	(81,500)	–
SUTA tax payable	(229)	–
Payroll taxes payable	10,332	–
Sales tax payable	2,157	–
Net cash provided by operating activities	(412,558)	(1,503,013)

INVESTING ACTIVITIES
Investment in subsidiary	–	(3,879,935)
Deposits	–	25,000
Stock commitment	–	380,000
Shareholder loans	(49,512)	–
Net cash provided by investing activities	(49,512)	(3,474,935)

FINANCING ACTIVITIES
Notes payable	–	288,094
Line of credit	–	(6,612)
PPE Loan	–	50,000
Loan payable - Mable Ladin	(1,000)	–
Loan payable - other	(1,151,637)	–
Common stock issued	142,803	127,133
Additional paid-in capital	1,517,751	4,618,423
Retained earnings	1	–
Net cash provided by financing activities	507,918	5,077,038
Net cash increase for period	45,848	16,271
Cash at beginning of period	3,392	(2,647)
Cash at end of period	$49,240	$13,624

The accompanying notes are an integral part of these unaudited financial statements.

F-5

SFLMAVEN CORP.

Notes to the Financial Statements

(Unaudited)

Note 1 – Organization and Description of Business

SFLMaven Corp. (the “Company”) was incorporated on July 1, 1981, under the laws of the State of Delaware as Multi-Tech Corporation. In May 2006, the Company’s corporate name changed to DNA Dynamics, Inc. In April 2018, the Company changed its domicile from Delaware to Wyoming. In April 2019, the Company’s corporate name changed to Sun Kissed Industries, Inc. In March 2021, the Company’s name changed to SFLMaven Corp.

We are a company that aggregates and curates unique, pre-owned luxury supply across multiple categories, including women’s, men’s and children’s jewelry and watches. We have built a vibrant online marketplace that is hosted on eBay. We believe our platform expands the overall luxury market, promotes the re-circulation of luxury goods and contributes to a more sustainable world. During 2022, we intend to expand our business into the creation and marketing of digital assets, as well as the purchasing of cryptocurrencies.

On May 18, 2020 the Company purchased Numuni Inc. The purchase price was $1,000,000 paid with 95,000,000 shares of Sun Kissed common stock valued at $0.01, and a $50,000 note payable over a 12 month period with an interest rate of 8%. A further investment was made in the amount of $50,000. As part of the agreement the Company will provide additional funding with a minimum of $500,000 and up to an additional $1,200,000 in cash or cash equivalents within 18 months of closing with the Company aiming to invest a minimum of $50,000 per month. During the 4th quarter of 2020 Numuni was divested from Sunkissed and the Company no longer has an investment in Numuni.

In January 2020, the Company acquired Products Group Inc., DBA Hakuna Supply. During the 4th quarter of 2020, the Company unwound this transaction with all shares being returned to the Company in the first quarter of 2021.

On October 5, 2020, there occurred a change in control of the Company, whereby Mr. Joseph Ladin, the sole shareholder of SFL Maven, Inc. (“SFLM”) entered into Acquisition Agreement with the Company whereby the Company acquired Joseph Ladin’s 100 shares of SFLM in exchange for 300,000,000 shares of the Company’s common stock. SFLM became a wholly owned subsidiary of the Company and Joseph Ladin became the Chief Executive Officer, President and sole Director of the Company. Mr. Ladin also received 10,000,000 shares of the Company’s Series A Preferred Shares representing voting control of our company from Carl Grant our former sole officer and director. In conjunction with the change-in-control transaction, Mr. Grant resigned as CEO and Director of our company. Mr. Ladin, an experienced luxury retail businessman, now serves as our sole director and officer.

Note 2 – Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity. The following policies are considered to be significant.

Accounting Method

The Company recognizes income and expenses based on the accrual method of accounting. The Company has elected a calendar year-end.

F-6

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments purchased with original maturities of three months or less. Cash and cash equivalents at September 30, 2021, and December 31, 2020, were $-0- and $-0-, respectively.

Revenue Recognition

Product sales were solely derived from the sale of luxury goods developed by the Company. The Company recognizes revenue using four basic criteria that must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured, which is typically after receipt of payment and delivery, net of any credit card charge-backs and refunds. Determination of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

Advertising Costs

Advertising costs are expensed as incurred.

Stock Based Compensation

The Company accounts for its stock based compensation using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Note 3 - Going Concern

As shown in the accompanying financial statements, the Company has incurred continuous losses from operations. At September 30, 2021, had an accumulated deficit of $6,631,710, working capital of $283,045 and cash on hand of $49,240. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is currently seeking additional sources of capital to fund short term operations through debt or equity investments. The Company, however, is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, therefore, without sufficient financing it would be unlikely for the Company to continue as a going concern.

F-7

The financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company’s ability to continue as a going concern. The financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 – Convertible Note

On November 5, 2018, the Company issued a convertible promissory note in the principal amount of $45,000. The note contained an original issue discount of $7,500. Attorney fees of $10,000 were also paid from the proceeds of the note. As of September 30, 2021, and December 31, 2020, the amount due under this note was $45,000 and $45,000, respectively.

Note 5 – Intangible Assets

During the nine months ended September 30, 2021, the Company has written off all intangible assets, due to its pursuing a new plan of business.

Note 6 – Goodwill

During the nine months ended September 30, 2021, the Company has written off all goodwill, due to its pursuing a new plan of business.

Note 7 – Notes Payable

Notes payable consist of the following at September 30, 2021:

September 30, 2021

Issued to David Lovatt, originated June 2011, unsecured $4,970 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the three months ended March 31, 2019, the note was sold to a third party and converted into common stock.	$–

Issued to David Lovatt, originated March 9, 2011, unsecured $4,975 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the three months ended March 31, 2019, the note was sold to a third party and converted into common stock.	–

Issued to David Lovatt, originated August 23, 2011, unsecured $20,000 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the three months ended December 31, 2018, the note was sold to a third party and converted into common stock.	–

F-8

Issued to David Lovatt, originated October 13, 2011, unsecured $37,238 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the quarter ended March 31, 2018, $15,000 of the note was sold to a third party and converted into common stock. During the three months ended December 31, 2018, the remainder of the note was sold to a third party and converted into common stock.	–

Issued to Steven Mellner, originated November 7, 2011, unsecured $14,000 promissory note, which carries a 9% interest rate and matured on March 31, 2012. During the three months ended December 31, 2018, the note was sold to a third party and converted into common stock.	–

Issued to Louis Wolcowitz, originated November 17, 2011, unsecured $25,000 promissory note, which carries a 9% interest rate and matured on March 31, 2012. During the three months ended December 31, 2018, the note was sold to a third party and converted into common stock.	–

Issued to Lawrence Kolodny, originated December 1, 2011, unsecured $61,000 promissory note, which carries a 9% interest rate and matured on March 31, 2012.	61,000

Issued to David Lovatt, originated April 16, 2012, unsecured $26,500 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the three months ended March 31, 2019, the note was sold to a third party and converted into common stock.	–

Issued to Elliott Polatoff, originated January 1, 2015, unsecured $77,702 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the three months ended March 31, 2019, the note was sold to a third party and $60,229 of the note was converted into common stock.	17,473

Issued to John D. Thomas, P.C., originated January 1, 2015, unsecured $219,544 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. Between November 1, 2017 and September 30, 2018, $62,827 of the note was sold to a third party and converted into common stock. During the nine months ended September 30, 2018, $84,000 of the note was converted into common stock. During the three months ended March 31, 2019, the remainder of the note was converted into common stock.	–

Issued to Ilan Freeman for the acquisition of Products Group, Inc. (“PGI”) The principal amount of the note is $150,000, carries an 8% interest rate and is due in two years. The note shall be repaid in 24 equal monthly payments. The note is secured by PGI shares and may be repaid at any time without penalty.	150,000

Issued to Fidelis Capital, LLC, originated November 5, 2018, unsecured $45,000 convertible promissory note, which carries a 12% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) discount of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date.	45,000

F-9

Issued to Essex Global. Essex Global is entitled, at its option, six (6) months after the Company’s receipt of the proceeds of the Note, to convert all or any lesser portion of the Outstanding Principal Amount and accrued but unpaid Interest into Common Stock at a conversion price equal to a price which is a 50% discount to the lowest trading price in the twenty five (25) days prior to the day that the Holder requests conversion	25,000

Note payable to an entity, non-interest bearing, due on demand	5,000

Notes Payable	305,473
Less: current maturities of notes payable	(305,473)
Long term convertible debenture	$–

The Company recognized interest expense in the amount of $17,110 and $13,643 for the nine months ended September 30, 2021, and 2020, respectively, related to the notes payable above.

Note 8 – Changes in Stockholders’ Equity (Deficit)

Authorized and Outstanding Shares, Common Stock

The Company is authorized to issue 5,000,000,000 shares of $0.0001 par value common stock. As of September 30, 2021, the number of shares issued and outstanding were 1,403,025,173.

Authorized and Outstanding Shares, Preferred Stock

The Company is authorized to issue 12,000,000 shares of $0.0001 par value preferred stock. As of September 30, 2021, 10,000,000 shares of Series A Preferred Stock were issued and outstanding. As of September 30, 2021, 1,000,000 shares of Series B Preferred Stock were issued and outstanding.

Common Stock Issuances for the Three Months Ended September 30, 2021

During the three months ended September 30, 2021, the Company issued 87,500,000 shares of common stock pursuant to its Regulation A offering, for a total of $350,000 in cash.

Common Stock Issuances for the Three Months Ended September 30, 2020

During the three months ended September 30, 2020, the Company issued 142,500,000 shares pursuant to its Regulation A filing.

Note 9 – Acquisition Agreement

SFLM Acquisition In October 2020, pursuant to an acquisition agreement (the “SFLM Agreement”), the Company acquired all of the outstanding capital stock of SFL Maven, Inc. (“Acquired SFLM”) from Joseph Ladin, pursuant to which Mr. Ladin acquired control of the Company and became its sole officer and director. Pursuant to the SFLM Agreement, the Company issued Mr. Ladin 300,000,000 shares of its common stock and Acquired SFLM became the Company’s wholly-owned subsidiary. In conjunction with the SFLM Agreement, Mr. Ladin acquired 10,000,000 shares of the Company’s Series A Preferred Shares, which shares represent voting control of the Company, from Carl Grant, the Company’s former sole officer and director. Upon consummation of the SFLM Agreement, the Company’s Board of Directors adopted the business plan of Acquired SFLM as the business plan for the Company, as a whole.

Unwind Agreement. In September 2020, the Company and Robert and Sylvia Reynold entered into an unwind agreement (the “Unwind Agreement”), pursuant to which ownership of the Company’s former subsidiary, Numuni, Inc., was returned to the Reynolds and the Reynolds returned for cancellation a total of 81,386,510 shares of the Company’s common stock. In conjunction with the Unwind Agreement, the Company’s former sole officer and director, Carl Grant, returned for cancellation 8,067,001 shares of the Company’s common stock.

F-10

SFLMAVEN CORP.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS

CURRENT ASSETS
CASH	$5,144	$–
INVENTORY	395,000	–
TOTAL CURRENT ASSETS	400,144	–

PROPERTY AND EQUIPMENT
AUTOMOTIVE	55,251	–
OFFICE EQUIPMENT	3,710	–
LESS: ACCUMULATED DEPRECIATION	(58,961)	–

OTHER ASSETS
ADVANCED TO STOCKHOLDER	335,602	–
Due from SFL Maven	25,000	–
PREPAID EXPENSES	–	25,000
INTANGIBLE ASSETS, NET	11,350	70,939
GOODWILL	64,629	64,629
SECURITY DEPOSITS	1,547	–
TOTAL OTHER ASSETS	438,128	160,568

TOTAL ASSETS	$838,272	$160,568

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$149,316	$149,316
ACCRUED EXPENSES	277,154	198,098
CREDIT CARD PAYABLE - CHASE	54,692	–
LOAN PAYABLE - KABBAGE	81,500	–
SUTA TAX PAYABLE	229	–
SALES TAX PAYABLE	2,157	–
TOTAL CURRENT LIABILITIES	811,860	347,414

LONG-TERM LIABILITIES
LOAN PAYABLE - MABLE LADIN	1,000	–
LOAN PAYABLE - OTHER	2,015,407	–
NOTES PAYABLE	455,218	–
TOTAL LONG - TERM LIABILITIES	2,471,625	264,087

TOTAL LIABILITIES	3,283,485	611,501

STOCKHOLDERS' EQUITY
Common stock, $0.0001 par value; 1,200,000,000 shares authorized, 1,080,525,173 and 351,245,173 shares issued and outstanding, respectively	112,310	54,510
Preferred stock, $0.0001 par value; 12,000,000 shares authorized
Preferred stock designated, Series A, $0.0001 par value, 1,000,000 and 1,000,000 shares issued and outstanding, respectively	1,000	1,000
Preferred stock designated, Series B, $0.0001 par value, 1,000,000 and 1,000,000 shares issued and outstanding, respectively	100	100
PAID-IN-CAPITAL	3,600,179	1,073,708
ACCUMULATED DEFICIT	(6,158,802)	(1,580,251)
TOTAL STOCKHOLDERS' EQUITY	(2,445,213)	(450,933)

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$838,272	$160,568

The accompanying notes are an integral part of these unaudited financial statements

F-11

SFLMAVEN CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the years ended
	December 31, 2020	December 31, 2019
SALES INCOME	$8,473,292	$–
LESS: RETURNS & ALLOWANCE	(1,057,482)	–

TOTAL SALES	7,415,810	–

COST OF GOOD SOLD
INVENTORY - BEGINNING	600,000	–
PURCHASE	7,850,200	–
TOTAL PURCHASES	7,850,200	–
PACKING & SHIPPING	505	–
POSTAGE & FREIGHT	148,757	–
JEWELRY REPAIR	23,302	–
CERTIFICATIONS	8,144	–
INVENTORY - BEGINNING	(395,000)	–

TOTAL COST OF GOODS SOLD	8,235,908	–

GROSS PROFIT	(820,098)	–

OPERATING EXPENSES
ADVERTISING & PROMOTION	696,648	–
AUTO EXPENSES	14,184	–
BANK CHARGES	19,310	–
COMPUTER EXPENSES	160	–
CONTRACTORS	107,000	–
EBAY PROCESSING FEES	343,894	–
DTC FEES	1,200	–
DUES & SUBSCRIPTIONS	1,378	–
EDGAR FEES	954	–
ENTERTAINMENT	731	–
EXCHANGE FEES	4,000	–
GENERAL AND ADMINISTRATIVE	–	288,242
INSURANCE	42,202	–
INTERNET	2,384	–
INVESTOR RELATIONS	20,000	–
LICENSES & TAXES	150	–
OFFICE EXPENSES	10,968	–
PAYROLL TAXES	18,280	–
PROFESSIONAL FEES	274,733	256,036
RENT	19,206	–
SALARIES - OFFICES	239,511	–
SECURITY & ALARM	578	–
TELEPHONE	4,235	–
TRAVEL	975	–
UTILITIES	866	–
WEB SITE	1,991	–
INTEREST EXPENSE	44,550	316,995
		–
TOTAL OPERATING EXPENSES	1,870,088	861,273
		–
OPERATING INCOME/(LOSS)	(2,690,186)	(861,273)

OTHER INCOME/LOSS	–	–
SALES TAX DISCOUNT	300	–
GAIN ON SETTLEMENT OF DEBT	–	705,262
LOSS ON INVESTMENTS	1,701,000	–
AMORTIZATION EXPENSE	59,589	(156,673)
TOTAL OTHER INCOME/(LOSS)	1,760,889	548,589

NET INCOME/(LOSS)	$(4,450,475)	$(312,684)

The accompanying notes are an integral part of these unaudited financial statements

F-12

SFLMAVEN CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Unaudited)

	Series A		Series B				Additional		Total Stockholders’
	Preferred Stock		Preferred Stock		Common Stock		Paid-In	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance, January 1, 2018	10,000,000	$1,000	1,000,000	$100	1,149,533	$115	$219,123	$(836,575)	$(616,237)

Common stock returned to treasury	–	–	–	–	(625,000)	(63)	63	–	–

Conversion of notes payable and accrued interest	–	–	–	–	118,548	12	345,873	–	345,885

Net loss for the year ended December 31, 2017	–	–	–	–	–	–	–	(430,995)	(430,995)

Balance, December 31, 2018	10,000,000	$1,000	1,000,000	$100	643,081	$64	$565,059	$(1,267,570)	$(701,347)

Conversion of notes payable and accrued interest	–	–	–	–	391,306	39	284,156	–	284,195

Common stock issued for services	–	–	–	–	500,000,000	50,000	–	–	50,000

Common stock issued	–	–	–	–	43,780,000	4,378	214,522	–	218,900

Conversion of notes payable and accrued interest	–	–	–		285,453	29	9,971	–	10,000

Cancellation of common stock	–	–	–	–	(74,667)	–	–	–	–

Net loss for the year ended December 31, 2019	–	–	–	–	–	–	–	(312,684)	(312,684)

Balance, December 31, 2019	10,000,000	$1,000	1,000,000	$100	545,025,173	$54,510	$1,073,708	$(1,580,254)	$(450,933)

Common stock issued	–	–	–	–	50,500,000	5,050	176,400	–	181,450

Common stock issued for acquisition	–	–	–	–	200,000,000	20,000	1,036,550	–	1,056,550

Net loss for the three months ended March 31, 2020	–	–	–	–	–	–	–	(286,696)	(286,696)

Balance, March 31, 2020	10,000,000	$1,000	1,000,000	$100	795,525,173	$79,560	$2,286,658	$(1,866,950)	$500,368

Issuance of common stock issued for acquisition	–	–	–	–	95,000,000	9,500	940,500	–	950,000

Issuance of common stock - reg a	–	–	–	–	185,000,000	18,500	721,500	–	740,000

Adjustment for acquisitions	–	–	–	–	–	–	690,477	–	690,477

Stock cancellation	–	–	–	–	(150,000,000)	–	–	–	–

Net loss for the three months ended, June 30, 2020	–	–	–	–	–	–	–	(1,124,985)	(1,124,985)

Balance, June 30, 2020	10,000,000	$1,000	1,000,000	$100	925,525,173	$107,560	$4,639,135	$(2,991,935)	$1,789,985

Issuance of common stock - reg a	–	–	–	–	142,500,000	14,250	555,750	–	570,000

Adjustments for subsidiaries	–	–	–	–	–	–	(1,948,701)	–	(1,948,701)

Net loss for the quarter ended, September 30, 2020	–	–	–	–	–	–	–	(116,665)	(116,665)

Balance, September 30, 2020	10,000,000	$1,000	1,000,000	$100	1,068,025,173	$121,810	$3,246,184	$(3,108,600)	$260,493

Common stock	–	–	–	–	12,500,000	–	–	–	–

SFL Maven stock adjustment	–	–	–	–	–	(9,500)	353,995	–	344,495

Net loss for the quarter ended, December 31, 2020	–	–	–	–	–	–	–	(3,050,202)	(3,050,202)

Balance, December 31, 2020	10,000,000	$1,000	1,000,000	$100	1,080,525,173	$112,310	$3,600,179	$(6,158,802)	$(2,445,214)

The accompanying notes are an integral part of these unaudited financial statements

F-13

SFLMAVEN CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the years ended
	December 31, 2020	December 31, 2019
Cash generated by (used for):

Cash Flows from Operating Activities:
Net Loss for the period	$(4,450,475)	$(312,684)
Add: Items Add: items not involving cash
Changes in non-cash current balances:
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts receivable	–	–
Amortization	59,587	156,673
Gain on settlement of debt	–	(458,662)
Inventory	205,000	–
Prepaid expenses	–	2,500
Accounts payable	(4,876)	(29,962)
Interest expense	7,902
Accrued exp	–	131,432
payroll taxes	(65)	–
sales tax payable	(990)	–
Net cash used in operating activities	(4,183,917)	(510,703)
Financing:
Due to shareholders	456,300	–
Common stock	57,728	3,063
Preferred Stock A issued	–	900
Preferred Stock B issued	–	90
Notes Payable	765,188	(52,171)
Additional paid in capital	2,897,396	559,042
Net cash provided by financing activities	4,176,612	510,924
Decrease in cash during the period	(7,305)	221
Cash position, beginning of period	12,449	(221)
Cash position (operating line of credit), end of period	$5,144	$–

The accompanying notes are an integral part of these unaudited financial statements

F-14

SFLMAVEN CORP.

Notes to the Financial Statements (Unaudited)

December 31, 2020

Note 1 – Organization and Description of Business

SFLMaven Corp. (the “Company”) was incorporated on July 1, 1981, under the laws of the State of Delaware as Multi-Tech Corporation. In May 2006, the Company’s corporate name changed to DNA Dynamics, Inc. In April 2018, the Company changed its domicile from Delaware to Wyoming. In April 2019, the Company’s corporate name changed to Sun Kissed Industries, Inc. In March 2021, the Company’s name changed to SFLMaven Corp.

We are a company that aggregates and curates unique, pre-owned luxury supply across multiple categories, including women’s, men’s and children’s jewelry and watches. We have built a vibrant online marketplace that is hosted on eBay. We believe our platform expands the overall luxury market, promotes the re-circulation of luxury goods and contributes to a more sustainable world. During 2022, we intend to expand our business into the creation and marketing of digital assets, as well as the purchasing of cryptocurrencies.

On May 18, 2020 the Company purchased Numuni Inc. The purchase price was $1,000,000 paid with 95,000,000 shares of Sun Kissed common stock valued at $0.01, and a $50,000 note payable over a 12 month period with an interest rate of 8%. A further investment was made in the amount of $50,000. As part of the agreement the Company will provide additional funding with a minimum of $500,000 and up to an additional $1,200,000 in cash or cash equivalents within 18 months of closing with the Company aiming to invest a minimum of $50,000 per month. During the 4th quarter of 2020 Numuni was divested from Sunkissed and the Company no longer has an investment in Numuni.

In January 2020, the Company acquired Products Group Inc., DBA Hakuna Supply. During the 4th quarter of 2020, the Company unwound this transaction with all shares being returned to the Company in the first quarter of 2021.

On October 5, 2020, there occurred a change in control of the Company, whereby Mr. Joseph Ladin, the sole shareholder of SFL Maven, Inc. (“SFLM”) entered into Acquisition Agreement with the Company whereby the Company acquired Joseph Ladin’s 100 shares of SFLM in exchange for 300,000,000 shares of the Company’s common stock. SFLM became a wholly owned subsidiary of the Company and Joseph Ladin became the Chief Executive Officer, President and sole Director of the Company. Mr. Ladin also received 10,000,000 shares of the Company’s Series A Preferred Shares representing voting control of our company from Carl Grant our former sole officer and director. In conjunction with the change-in-control transaction, Mr. Grant resigned as CEO and Director of our company. Mr. Ladin, an experienced luxury retail businessman, now serves as our sole director and officer.

Note 2 – Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity. The following policies are considered to be significant.

F-15

SFLMAVEN CORP.

Notes to the Financial Statements (Unaudited)

December 31, 2020

Accounting Method

The Company recognizes income and expenses based on the accrual method of accounting. The Company has elected a calendar year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments purchased with original maturities of three months or less. Cash and cash equivalents at December, 2020 and December 31, 2019 were $-0- and $-0-, respectively.

Revenue Recognition

Product sales were substantially derived from the sale of luxury goods developed by the Company. The Company recognizes revenue using four basic criteria that must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured, which is typically after receipt of payment and delivery, net of any credit card charge-backs and refunds. Determination of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

Advertising Costs

Advertising costs, which were not material for the periods presented, are expensed as incurred.

Stock Based Compensation

The Company accounts for its stock based compensation using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

F-16

SFLMAVEN CORP.

Notes to the Financial Statements (Unaudited)

December 31, 2020

Note 3 - Going Concern

As shown in the accompanying financial statements, the Company has incurred continuous losses from operations. At December 31, 2020, had an accumulated deficit of $6,158,802, a working capital deficit of $411,716 and cash on hand of $5,144. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is currently seeking additional sources of capital to fund short term operations through debt or equity investments. The Company, however, is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, therefore, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company’s ability to continue as a going concern. The financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 – Convertible Note

On November 5, 2018, the Company issued a convertible promissory note in the principal amount of $45,000. The note contained an original issue discount of $7,500. Attorney fees of $10,000 were also paid from the proceeds of the note. As of December 31, 2020 and 2019, the amount due under this note was $45,000 and $45,000, respectively.

Note 5 – Intangible Assets

Subsequent to December 31, 2020, the Company has written off all intangible assets, due to its pursuing a new plan of business.

Note 6 – Goodwill

Subsequent to December 31, 2020, the Company has written off all goodwill, due to its pursuing a new plan of business.

F-17

SFLMAVEN CORP.

Notes to the Financial Statements (Unaudited)

December 31, 2020

Note 7 – Notes Payable

Notes payable consist of the following at December 31, 2020:

December 31, 2020

Issued to David Lovatt, originated June 2011, unsecured $4,970 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the three months ended March 31, 2019, the note was sold to a third party and converted into common stock.	$–

Issued to David Lovatt, originated March 9, 2011, unsecured $4,975 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the three months ended March 31, 2019, the note was sold to a third party and converted into common stock.	–

Issued to David Lovatt, originated August 23, 2011, unsecured $20,000 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the three months ended December 31, 2018, the note was sold to a third party and converted into common stock.	–

Issued to David Lovatt, originated October 13, 2011, unsecured $37,238 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the quarter ended March 31, 2018, $15,000 of the note was sold to a third party and converted into common stock. During the three months ended December 31, 2018, the remainder of the note was sold to a third party and converted into common stock.	–

Issued to Steven Mellner, originated November 7, 2011, unsecured $14,000 promissory note, which carries a 9% interest rate and matured on March 31, 2012. During the three months ended December 31, 2018, the note was sold to a third party and converted into common stock.	–

F-18

SFLMAVEN CORP.

Notes to the Financial Statements (Unaudited)

December 31, 2020

Issued to Louis Wolcowitz, originated November 17, 2011, unsecured $25,000 promissory note, which carries a 9% interest rate and matured on March 31, 2012. During the three months ended December 31, 2018, the note was sold to a third party and converted into common stock.	$–

Issued to Lawrence Kolodny, originated December 1, 2011, unsecured $61,000 promissory note, which carries a 9% interest rate and matured on March 31, 2012.	61,000

Issued to David Lovatt, originated April 16, 2012, unsecured $26,500 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the three months ended March 31, 2019, the note was sold to a third party and converted into common stock.	–

Issued to Elliott Polatoff, originated January 1, 2015, unsecured $77,702 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. During the three months ended March 31, 2019, the note was sold to a third party and $60,229 of the note was converted into common stock.	17,473

Issued to John D. Thomas, P.C., originated January 1, 2015, unsecured $219,544 convertible promissory note, which carries a 9% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date. Between November 1, 2017 and September 30, 2018, $62,827 of the note was sold to a third party and converted into common stock. During the nine months ended September 30, 2018, $84,000 of the note was converted into common stock. During the three months ended March 31, 2019, the remainder of the note was converted into common stock.	–

Issued to Ilan Freeman for the acquisition of Products Group, Inc. (“PGI”) The principal amount of the note is $150,000, carries an 8% interest rate and is due in two years. The note shall be repaid in 24 equal monthly payments. The note is secured by PGI shares and may be repaid at any time without penalty.	150,000

Issued to Fidelis Capital, LLC, originated November 5, 2018, unsecured $45,000 convertible promissory note, which carries a 12% interest rate and is due on demand. The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) discount of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date.	45,000

Issued to Essex Global. Essex Global is entitled, at its option, six (6) months after the Company’s receipt of the proceeds of the Note, to convert all or any lesser portion of the Outstanding Principal Amount and accrued but unpaid Interest into Common Stock at a conversion price equal to a price which is a 50% discount to the lowest trading price in the twenty-five (25) days prior to the day that the Holder requests conversion,	25,000

Note payable to an entity, non-interest bearing, due on demand	5,000

Notes Payable	305.473

Less: current maturities of notes payable	(305,473)

Long term convertible debenture	$–

F-19

SFLMAVEN CORP.
Notes to the Financial Statements (Unaudited)
December 31, 2020

Note 8 – Changes in Stockholders’ Equity (Deficit)

Authorized and Outstanding Shares, Common Stock

The Company is authorized to issue 5,000,000,000 shares of $0.0001 par value common stock. As of December 31, 2020, the number of shares issued and outstanding were 1,080,525,173.

Authorized and Outstanding Shares, Preferred Stock

The Company is authorized to issue 12,000,000 shares of $0.0001 par value preferred stock. As of December 31, 2020, 10,000,000 shares of Series A Preferred Stock were issued and outstanding. As of December 31, 2020, 1,000,000 shares of Series B Preferred Stock were issued and outstanding.

Common Stock Issuances for the Year Ended December 31, 2020

During the year ended December 31, 2020, the Company issued a total of 535,500,000 shares of common stock, 327,500,000 of which were issued pursuant to its Regulation A offering, for a total of $1,310,000 in cash.

Common Stock Issuances for the Year Ended December 31, 2019

During the year ended December 31, 2019, the Company issued a total of 544,456,759 shares of common stock, 500,000,000 of which were issued for services.

F-20

SFLMAVEN CORP.
Notes to the Financial Statements (Unaudited)
December 31, 2020

Note 9 – Assignment Agreement

SFLM Acquisition In October 2020, pursuant to an acquisition agreement (the “SFLM Agreement”), the Company acquired all of the outstanding capital stock of SFL Maven, Inc. (“Acquired SFLM”) from Joseph Ladin, pursuant to which Mr. Ladin acquired control of the Company and became its sole officer and director. Pursuant to the SFLM Agreement, the Company issued Mr. Ladin 300,000,000 shares of its common stock and Acquired SFLM became the Company’s wholly-owned subsidiary. In conjunction with the SFLM Agreement, Mr. Ladin acquired 10,000,000 shares of the Company’s Series A Preferred Shares, which shares represent voting control of the Company, from Carl Grant, the Company’s former sole officer and director. Upon consummation of the SFLM Agreement, the Company’s Board of Directors adopted the business plan of Acquired SFLM as the business plan for the Company, as a whole.

Unwind Agreement. In September 2020, the Company and Robert and Sylvia Reynold entered into an unwind agreement (the “Unwind Agreement”), pursuant to which ownership of the Company’s former subsidiary, Numuni, Inc., was returned to the Reynolds and the Reynolds returned for cancellation a total of 81,386,510 shares of the Company’s common stock. In conjunction with the Unwind Agreement, the Company’s former sole officer and director, Carl Grant, returned for cancellation 8,067,001 shares of the Company’s common stock.

F-21